SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Individual and Consolidated

Preliminary Quarterly Information, Without Independent Auditors’ Limited Review Report

The preliminary quarterly information as of and for the three-month period ended March 31, 2020, without independent auditors’ limited review report is part of the (appendix) Earnings Release First Quarter 2020.

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2020

Gol Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Preliminary Quarterly Information, without Independent Auditors’ Limited Review Report

March 31, 2020

Gol Linhas Aéreas Inteligentes S.A.

NOTICE TO THE USERS OF THE PRELIMINARY QUARTERLY INFORMATION – PARENT COMPANY AND CONSOLIDATED WITHOUT INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

The preliminary quarterly information as of and for the three-month period ended March 31, 2020 contained herein has not been subject to a limited review by GOL's independent auditors. The complete quarterly Information for the first quarter of 2020 is still under review by the Company's independent auditors and will be released after the completion of the relevant work by the independent auditors.

As the complete quarterly information are still subject to review by GOL's independent auditors, the preliminary quarterly information for the first quarter of 2020 is subject to adjustments and changes, which may cause the results, performances or events hereby disclosed to be substantially different from those to be reported in the company's complete quarterly information to be released after the issuance of the limited review report by the Company’s independent auditors. Notwithstanding, GOL does not anticipate that adjustments or changes to the information disclosed herein will be necessary.

Balance sheets (without independent auditors’ limited review report) March 31, 2020 and December 31, 2019 (In thousands of Reais - R$)

		Parent company		Consolidated
Assets	Note	03/31/2020	12/31/2019	03/31/2020	12/31/2019
		(Unaudited)		(Unaudited)
Current assets
Cash and cash equivalents	6	438,663	1,016,746	659,027	1,645,425
Short-term investments	7	514	673	1,133,502	953,762
Amounts receivable	1,3	446,942	-	446,942	-
Restricted cash	8	6,545	6,399	1,059,579	304,920
Trade receivables	9	-	-	791,841	1,229,530
Inventories	10	-	-	215,780	199,213
Recoverable taxes	11	6,686	5,163	205,227	309,674
Derivative assets	34,2	-	-	-	3,500
Advance to suppliers and third Parties	13	48	37	187,328	142,338
Other assets		66,297	79,587	172,386	139,015
Total current assets		965,695	1,108,605	4,871,612	4,927,377

Noncurrent
Restricted cash	9	-	-	140,195	139,386
Deposits	14	129,070	112,502	2,411,796	1,968,355
Advance to suppliers and third parties	13	-	-	48,665	48,387
Recoverable taxes	11	17,538	22,449	417,403	174,142
Deferred taxes	12	54,618	56,903	58,102	59,809
Other credits and amounts		-	-	4,033	991
Related parties	28	4,921,516	3,440,701	-	-
Derivative assets	34,2	14,127	143,969	14,127	143,969
Investments	15	545,817	501,986	1,254	1,254
Property, plant and equipment	16	541	240,379	5,884,464	6,058,101
Intangible assets	17	-	-	1,773,176	1,776,675
Total noncurrent assets		5,683,227	4,518,889	10,753,215	10,371,069

Total		6,648,922	5,627,494	15,624,827	15,298,446

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Balance sheets (without independent auditors’ limited review report) March 31, 2020 and December 31, 2019 (In thousands of Reais - R$)

		Parent company		Consolidated
Liabilities	Note	03/31/2020	12/31/2019	03/31/2020	12/31/2019
		(Unaudited)		(Unaudited)
Current liabilities
Loans and financing	18	1,636,180	1,359,547	3,208,438	2,543,039
Leases	19	-	-	1,781,432	1,404,712
Suppliers	20	16,834	19,116	1,272,819	1,286,275
Suppliers - forfaiting	21	-	-	781,600	554,467
Salaries		34	137	406,595	396,010
Taxes payable	22	1,691	4,261	113,940	116,523
Landing fees		-	-	779,939	728,339
Advance ticket sales	23	-	-	1,604,106	1,966,148
Mileage program		-	-	1,124,633	1,009,023
Advances from customers		-	-	19,691	16,424
Provisions	24	-	-	270,327	203,816
Derivatives	34,2	-	-	702,604	9,080
Other liabilities		-	-	68,316	128,744
Total current liabilities		1,654,739	1,383,061	12,134,440	10,362,600

Noncurrent liabilities
Loans and financing	18	5,720,569	5,235,593	6,315,251	5,866,802
Leases	19	-	-	5,637,222	4,648,068
Suppliers	20	-	-	56,203	10,142
Provisions	24	-	-	1,342,356	1,053,240
Mileage program		-	-	217,342	171,651
Deferred taxes	12	-	-	260,900	244,041
Taxes payable	22	-	-	21	84
Related parties	28	454,889	163,350	-	-
Derivatives	34,2	-	-	65,597	11,270
Provision for loss on investment	15	9,832,633	6,498,660	-	-
Other liabilities		23,393	23,501	34,940	35,965
Total noncurrent liabilities		16,031,484	11,921,104	13,929,832	12,041,263

Equity (deficit)
Capital stock	25,1	3,008,178	3,008,178	3,008,178	3,008,178
Capital increase		727	584	727	584
Treasury shares	25,2	(102,543)	(102,543)	(102,543)	(102,543)
Capital reserves		230,751	225,276	230,751	225,276
Equity valuation adjustments		(889,042)	188,247	(889,042)	188,247
Accumulated losses		(13,285,372)	(10,996,413)	(13,285,372)	(10,996,413)
Deficit attributable to equity holders of the parent company		(11,037,301)	(7,676,671)	(11,037,301)	(7,676,671)

Non-controlling interest (NCI)		-	-	597,856	571,254
Total deficit		(11,037,301)	(7,676,671)	(10,439,445)	(7,105,417)

Total liabilities and deficit		6,648,922	5,627,494	15,624,827	15,298,446

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Income Statements

(without independent auditors’ limited review report)

Quarters ended on March 31, 2020 and 2019

(In thousands of Reais - R$, except Basic and Diluted Earnings (Loss) per Share)

Income Statement

		Parent company		Consolidated
	Note	03/31/2020	03/31/2019	03/31/2020	03/31/2019
		(Unaudited)		(Unaudited)

Net revenue
Passenger		-	-	2,941,333	3,033,553
Cargo and other		-	-	206,394	177,255
Total net revenue	29	-	-	3,147,727	3,210,808

Cost of services provided	30	-	-	(2,579,910)	(2,302,137)
Gross profit		-	-	567,817	908,671

Operating income (expenses)
Selling expenses		-	-	(168,957)	(186,005)
Administrative expenses		(4,999)	(4,635)	(328,277)	(224,458)
Other income and expenses, net		376,308	18,145	954,838	7,924
Total operating expenses	30	371,309	13,510	457,604	(402,539)

Equity method investees	15	(2,217,639)	17,865	-	78

Income before financial income (Expense), exchange (variation) and income taxes		(1,846,330)	31,375	1,025,421	506,210

Financial results
Financial income		616,916	74,137	698,246	102,440
Financial expenses		(334,259)	(146,168)	(998,456)	(388,203)
Total financial results, net	31	282,657	(72,031)	(300,210)	(285,763)

Income before exchange rate variation, net		(1,563,673)	(40,656)	725,211	220,447

Exchange rate change, net	31	(721,263)	(15,029)	(2,943,404)	(115,332)

(Loss) income Before Income Taxes		(2,284,936)	(55,685)	(2,218,193)	105,115

Income taxes
Current		(1,048)	(1,913)	(24,273)	(40,048)
Deferred		(2,285)	25,291	(19,143)	(29,861)
Total income taxes	12	(3,333)	23,378	(43,416)	(69,909)

Net income (loss) for the period before minority interests		(2,288,269)	(32,307)	(2,261,609)	35,206

Net income (loss) attributable to:
Equity holders of the parent company		(2,288,269)	(32,307)	(2,288,269)	(32,307)
Non-controlling interest shareholders		-	-	26,660	67,513

Basic loss per share	26
Per common share		(0.184)	(0.003)	(0.184)	(0.003)
Per preferred share		(6.433)	(0.092)	(6.433)	(0.092)

Diluted loss per share	26
Per common share		(0.184)	(0.003)	(0.184)	(0.003)
Per preferred share		(6.433)	(0.092)	(6.433)	(0.092)

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Statements of Comprehensive Income

(without independent auditors’ limited review)

Quarters ended on March 31, 2020 and 2019

(In thousands of Reais - R$)

Statement of comprehensive income

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Net income (loss) for the period	(2,288,269)	(32,307)	(2,261,609)	35,206

Other comprehensive income to be reclassified

Cash flow hedge, net of income tax and social contribution	(1,077,289)	256,819	(1,077,289)	256,819
	(1,077,289)	256,819	(1,077,289)	256,819

Total comprehensive income loss for the period	(3,365,558)	224,512	(3,338,898)	292,025

Comprehensive income loss attributable to:
Equity holders of the parent company	(3,365,558)	224,512	(3,365,558)	224,512
Non-controlling interest shareholders	-	-	26,660	67,513

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Statements of Changes in Shareholders’ Equity

(without independent auditors’ limited review)

Quarters ended on March 31, 2020 and 2019

(In thousands of Reais - R$)

DMPL

	Parent company and consolidated
				Capital reserves			adjustments of equity valuation
	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefit	Net gains from purchase/sale of non-controlling interest	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of december 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)

Adoption of accounting standards	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted balance as of january 1, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)		759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive income (loss), net	-	-	-	-	-	-	256,819	-	-	-	256,819	-	256,819
Capital Increase by stock options period	4,589	(2,306)	-	-	-	-	-	-	-	-	2,283	106	2,389
Stock options exercised	-	-	-	-	-	3,557	-	-	-	-	3,557	384	3,941
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Net loss for the period	-	-	-	-	-	-	-	-	-	(32,307)	(32,307)	67,513	35,206
Dividends and interest on shareholders’ equity paid by Smiles subsidiary	-	-	-	-	-	-	-	-	-	-	-	(8,249)	(8,249)
Balances as of march 31, 2019	2,947,201	512	(126)	17,497	70,979	120,970	(243,203)	-	759,335	(10,911,447)	(7,238,282)	540,208	(6,698,074)

Balances as of december 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income (loss), net	-	-	-	-	-	-	(1,077,289)	-	-	-	(1,077,289)	-	(1,077,289)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	(2,288,269)	(2,288,269)	26,660	(2,261,609)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(1,077,289)	-	-	(2,288,269)	(3,365,558)	26,660	(3,338,898)
Capital increase by stock options period	-	143	-	-	-	-	-	-	-	-	143	-	143
Stock options	-	-	-	-	-	5,005	-	-	-	-	5,005	(58)	4,947
Effects of the change in Interest in investment	-	-	-	-	470	-	-	-	-	(690)	(220)	-	(220)
Balances as of march 31, 2020 (Unaudited)	3,008,178	727	(102,543)	17,497	83,699	129,555	(1,607,332)	(41,045)	759,335	(13,285,372)	(11,037,301)	597,856	(10,439,445)

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Statements of Cash Flows

(without independent auditors’ limited review)

Quarters ended on March 31, 2020 and 2019

(In thousands of Reais - R$)

DFC

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Net income (loss) for the period	(2,288,269)	(32,307)	(2,261,609)	35,206
Adjustments to reconcile net income (loss) to net cash flows from Operating activities
Depreciation and amortization	-	-	528,036	405,577
Provision (reversal) for expected credit losses	-	-	2,518	(6,986)
Provision for legal proceedings	-	-	74,502	47,103
Provision for inventory obsolescence	-	-	45	22
Recovery of one-off credits	-	-	(126,675)	-
Deferred taxes	2,285	(25,291)	19,143	29,861
Equity method investees	2,217,639	(17,865)	-	(78)
Share-based payments	-	3,557	4,947	3,941
Recovery of expenses	-		(309,980)	-
Sale-leaseback	-	-	(112,590)	-
Actuarial losses from post-employment benefits	-	-	4,750	-
Foreign exchange, net	1,229,175	14,276	3,588,432	132,817
Interest income	(3,045)		(11,657)
Interest on loans and financing and leases	81,041	63,811	304,163	260,297
Losses from investment funds	-	-	233,812	-
Provision for aircraft and engine return	-	-	31,906	-
Provision for maintenance reserve	-	-	53,871	-
Result of derivatives recognized	148,500	(30,093)	130,200	(9,030)
Unrealized hedge results - ESN	(575,357)	-	(575,357)	-
Change in contractual term of leases	-	-	(20,968)	-
Provision for labor obligations	-	-	70,461	2,392
Disposals of property, plant and equipment and intangible assets	108,538	3,301	15,478	2,196
Others	-	-	(2,209)	(50,458)
Adjusted net income	920,507	(20,611)	1,641,219	852,860

Changes in operating assets and liabilities:
Trade receivables	-	-	449,475	36,102
Short-term investments	3,204	92,015	(11,775)	93,502
Inventories	-	-	(16,612)	(6,888)
Deposits	(2,248)	(4,533)	(159,717)	(41,212)
Recoverable taxes	3,388	-	(12,139)	-
Suppliers	(2,104)	(142,775)	(54,202)	(227,717)
Suppliers – forfaiting	-	-	227,552	(35,549)
Advance from ticket sales	-	-	(362,042)	(336,175)
Mileage program	-	-	161,301	71,352
Advances from customers	-	-	3,267	(109,203)
Salaries	(103)	(327)	(59,876)	31,754
Landing fees	-	-	51,600	38,246
Taxes obligation	(12,836)	(1,002)	25,822	(38,485)
Obligations with derivative transactions	-	-	(329,438)	(64,197)
Advance to suppliers and third parties	(11)	-	(45,268)	-
Payments for lawsuits and aircraft return	-	-	(72,686)	(38,287)
Prepaid expenses	-	-	(38,308)	-
Other credits (obligations)	(1,345)	495,025	(44,748)	391,121
Interest paid	(207,971)	(144,156)	(234,352)	(189,624)
Income tax paid	(2,040)	-	(28,468)	(21,559)
Net cash flows from operating activities	698,441	273,636	1,090,605	406,041

Loan receivable from related parties	(985,402)	(414,611)	-	-
Short-term investments	-	-	(241,810)	29,868
Restricted cash	(146)	(1,238)	(839,593)	345,801
Receipt of dividends and interest on shareholders’ equity through subsidiary	15,002	8,203	-	-
Advances for property, plant and equipment acquisition, net	-	(13,202)	(56,851)	(2,131)
Acquisition of fixed assets	(5,662)	-	(232,457)	(99,901)
Acquisition of intangible assets	-	-	(18,610)	(20,782)
Net cash flows used in investing activities	(976,208)	(420,848)	(1,389,321)	252,855

Statements of Cash Flows

(without independent auditors’ limited review)

Quarters ended on March 31, 2020 and 2019

(In thousands of Reais - R$)

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Loans and financing issued, net of costs	-	1,169,010	60,975	1,208,246
Costs of borrowing and repurchasing securities	-	(47,065)	(819)	(48,829)
Loan and financing payments	(405,878)	-	(501,570)	(228,289)
Early payment of senior notes	-	(50,320)		(50,320)
Lease payments	-	-	(421,713)	(354,926)
(Payment) receipt of premium	-	(102,055)	21,800	(102,055)
Dividends and interest on shareholders’ equity paid to non-Controlling interests	-	-	(14,811)	(7,371)
Capital increase	-	1,771	-	1,771
Capital increase from non-controlling interests	-	-	-	106
Shares to be issued	143	512	143	512
Net cash flows (used in) from financing activities	(405,735)	971,853	(855,995)	418,845

Foreign exchange variation on cash held in foreign currencies	105,419	(15,352)	168,313	(23,290)

(Decrease) increase in cash and cash equivalents	(578,083)	809,289	(986,398)	1,054,451

Cash and cash equivalents at the beginning of the period	1,016,746	282,465	1,645,425	826,187
Cash and cash equivalents at the end of the period	438,663	1,091,754	659,027	1,880,638

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Statements of Added Value

(without independent auditors’ limited review)

Quarter ended on March 31, 2020 and 2019

(In thousands of Reais - R$)

DVA

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)
Revenues
Passengers, cargo and other	-	-	3,267,055	3,351,958
Other operating income	376,308	14,419	305,915	44,179
Allowance for doubtful accounts	-	-	(2,518)	6,986
	376,308	14,419	3,570,452	3,403,123
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(1,001,138)	(1,024,374)
Material, electricity, third-party services and others	(3,424)	626	(176,154)	(651,129)
Aircraft insurance	-	-	(8,546)	(6,188)
Sales and marketing	(367)	-	(118,012)	(140,103)
Gross added value	372,517	15,045	2,266,602	1,581,329

Depreciation and amortization	-	-	(528,036)	(405,577)
Net added value produced (used) by the Company	372,517	15,045	1,738,566	1,175,752

Value added received in transfer
Equity results	(2,217,639)	17,865	-	78
Financial income	616,916	60,472	698,246	923,210
Total added value to be distributed (distributed)	(1,228,206)	93,382	2,436,812	2,099,040

Distribution of value added:
Salaries	770	958	432,448	378,505
Benefits	-	-	50,774	42,862
FGTS	-	-	29,993	33,512
Personnel	770	958	513,215	454,879

Federal taxes	3,771	(21,832)	228,524	275,028
State taxes	-	-	4,964	4,740
Municipal taxes	-	-	1,331	1,001
Tax, charges and contributions	3,771	(21,832)	234,819	280,769

Interest and foreign exchange variation	1,055,522	146,533	3,929,575	1,313,946
Rent	-	-	19,669	14,176
Other	-	30	1,143	64
Third-party capital remuneration	1,055,522	146,563	3,950,387	1,328,186

Net loss for the period	(2,288,269)	(32,307)	(2,288,269)	(32,307)
Net income for the period attributable to non- controlling interests	-	-	26,660	67,513
Remuneration of own capital	(2,288,269)	(32,307)	(2,261,609)	35,206

Total added value distributed	(1,228,206)	93,382	2,436,812	2,099,040

The accompanying notes are an integral part of the individual and consolidated preliminary quarterly information.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

1.   Operating Context

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company’s bylaws provide that it has as its corporate purpose the exercise of share control of GOL Linhas Aéreas S.A. (“GLA”), which provides regular and non-scheduled air transportation services for passengers, and development of loyalty programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to applying differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1      Actions and impacts resulting from the COVID-19 pandemic

The COVID-19 pandemic, which is seen by the World Health Organization as a “public health emergency of international interest,” has rapidly disseminated throughout the world, causing important disruptions in the global economic activity and starting an unprecedented crisis.

This crisis has significantly increased the uncertainty in the macroeconomic environment, and it will inevitably lead to global recession, according to the World Bank’s report named “The Economy in the Time of COVID-19,” published on April 12. In Brazil, a 5% GDP retraction is being expected in 2020, caused, above all, by weak external demand, lower oil prices, and sharp fall in the economic activity in order to contain the virus.

The measures taken in Brazil to reduce the speed of spread and dissemination of the disease include social distancing, travel restrictions and the closing of borders. As a result, the aircraft industry was one of the first and more affected sectors with regard to its operations and results. These impacts were immediate and severe.

To face this absolutely disruptive scenario, our Company, through its Executive Committee, which is made up of all management bodies, is attentively monitoring this situation and its developments; establishing financial and operational strategies; and defining how it can support the society. In a moment like this, our Company is willing to make all contributions possible by using the tools under its control. This said, our Management took the following actions:

1.1.1.  Adjustment of operations – Essential Network

On March 16, GOL started to reduce its capacity by 50% to 60% in the domestic market, and by 90% to 95% in the international market, in order to reflect the changes in the demand from Customers.

On March 24, as Brazilians were adopting responsible social distancing measures and avoiding travelling due to the pandemic, we adjusted our network again from 750 to 50 essential daily flights between the São Paulo International Airport, located in the city of Guarulhos, and all 26 state capitals and Brasília (“Essential Network”).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

1.1.2.  Reduction in fixed and variable costs

•      Variable costs: as mentioned above, we reviewed our flight network as the end of March in order to ensure essential services in all Brazilian capitals and the federal district, which corresponded to a reduction of 93% in domestic flights, and a temporary interruption in all international flights, thus reducing the related variable costs;

•      Personnel Expenses: with effects expected as of April, the Company adopted measures aiming at a planned reduction of approximately 50% in payroll expenses and relevant charges, particularly with reduction of working hours and, consequently, a reduction of 35% in salaries of air service and ground service workers; negotiation to reduce the working hours of our crew by 50%; 40% reduction in the compensation of our officers; adoption of unpaid leave (LNR) by approximately 5.4 thousand employees (approximately 34% of our total staff), with these adoptions signed until March 31, 2020; and

In April, with effects expected as of May, we adopted the measures provided for in MP [Provisional Measure] 936/20, reducing the salaries of employees by 50%, the compensation of officers by 60%, and adopting the suspension of labor agreements of around 800 employees, in addition to the 5,400 employees previously mentioned.

•      Other expenses: suspension of expenses for advertising and publicity, and immediate interruption of projects of any nature that are not absolutely essential for the continuity of operations.

1.1.3.  Preservation and strengthening of our cash position and liquidity

•      Aircraft and engines lease: negotiation with key lessors on the postponement of payments for a period of 3 to 6 months, which should enable us to retain funds of approximately R$452.4 million;

•      Fuel costs: agreements with suppliers on the postponement of payments, which should be resumed in installments as of September 2020;

Personnel Expenses: interruption in the payment of profit sharing and bonuses for the year 2019, and in the payment of the advance of the 13th salary and vacation pay;

•      Investments: suspension of non-essential CAPEX, including the interruption of “pre-delivery payments (PDPs); “

•      Engine maintenance services: postponement by 60 to 90 days of payments to suppliers;

•      Taxes, contributions and social charges – suspension of payment of federal taxes through the issue of a court injunction, and also as a result of the measures enacted by the Federal Government;

•      Other expenses and revenues: agreement on the refund of expenses incurred since grounding of 737MAX aircraft, with an immediate effect of R$447 million on cash (see note 1.3); and

•      Loans and financing: postponement of the R$148-million installment maturing in March 2020 to March 2022; obtainment of a waiver for all covenants maturing in 2020; and postponement of the maturity of working capital transactions scheduled for the first quarter of 2020.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

1.1.4.  Support from the Government and regulatory bodies

•      Maintenance of receivables from air tickets: reduction in reimbursements and cancellations based on the Provisional Measure enacted by the Government, which provides for the rescheduling of flights within a period of up to 12 months;

•      Airport fees: change in the terms of payment of navigation and airport fees, which may be paid until December without penalties; and

•      Maintenance of slots – ANAC: (i) allowance for cancellation of slots as per the regularity index, valid until the end of October 2020, in line with a similar decision issued by other civil aviation organizations and authorities, such as the European Commission and FAA; and (ii) extension of 120 days for renewal of licenses.

1.1.5.  Impacts on the individual and consolidated preliminary quarterly information

As mentioned above, the impacts of the COVID-19 pandemic on the Company were immediate and severe, its main consequence being the adoption of the essential network. Below is presented a table summarizing the adjustments and reclassifications made in this preliminary quarterly information, as well as the details on each of these items and additional disclosures in the text below:

Description	Parent Company	Consolidated
Adjustments		(Unaudited)
Provision for cancellation of mileage exchange	-	(22,271)
De-recognition of the cash flow hedge – fuel	-	(291,925)
De-recognition of the cash flow hedge – revenues in US$	-	(290,346)

Reclassifications
Taxes to recover in the short- and long-term	-	61,020

As a link between the travel and tourism industries, our Smiles subsidiary is also being affected by the crisis, with impacts on its operations and results. The main effect was the reduction, in the first quarter of 2020, in the volume of redemption of miles accumulated by the participants of the Smiles Program, particularly regarding air tickets, hotel accommodation and car rental. In April, the Company also recorded cancellations, above the usual levels, of miles redeemed in previous months. Accordingly, a provision for cancellations, in the amount of R$22,271 was recorded as of March 31, 2020.

Additionally, as a result of the reduction in operations due to the adoption of the essential network, the Company derecognized cash flow hedging transactions, since it expects a drop in the fuel consumption previously estimated. Accordingly, the amount of R$291,925 was transferred from the “equity valuation adjustment” group, in shareholders’ equity, to the item “derivative losses” in financial income.

Also, as a result of the temporary interruption in all international flights, the Company also derecognized the hedge accounting transactions used for protecting future revenues in foreign currency (subject matter of the hedge), using lease agreements as hedge instruments. Accordingly, the amount of R$290,346 was transferred from the “equity valuation adjustment” group, in shareholders’ equity, to the item “exchange variation expenses” in financial income.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The expectations of realization of assets and liabilities were reviewed. As a result, the Company reclassified Recoverable taxes and contributions in the amount of R$61,020, since the realization of these assets will be postponed.

Another impact on the balance sheet was the lower performance of investment funds in the period. All activities and growth estimates were adjusted to negative figures.

It is important to note that, during this period, management maintained the Company’s investment policy, by investing in sovereign equity funds linked to the SELIC basic rate, and private credit fixed income funds with high liquidity and high quality.

With regard to lease balances payable as of March 31, 2020, short-term obligations in the amount of R$233,081 were renegotiated with creditors.

The Company has also conducted impairment tests in the balances of property, plant and equipment, goodwill and slots rights. No provision for impairment was recorded, as mentioned in notes 17 and 18.

The Company we have also carried out a detailed review of budget estimates for the current and coming years (“Business Plan”). Accordingly, we are able to evidence and conclude, based on the information available, that we have the conditions to continue operating and to fulfill our obligations according to the maturities that were renegotiated with our suppliers and creditors, as detailed in Note 1.2.

1.1.6.  Support to the Society, the Employees and the Customers

Passenger transportation services are essential for the society. We recognize our duty of care towards our audiences, and we are working closely to the authorities to help reduce the impact of COVID-19 on the population and the health services.

Regarding the flights in our essential network, we are taking extraordinary measures in addition to the strict sanitation standards of the civil aviation sector. Our aircraft are sanitized and disinfected on a daily basis.

The measures used include keeping the integrity and health of our employees as a priority. As from the second week of March, all administrative employees have been working remotely. The employees are being continuously monitored by the Company’s leadership and the People and Culture area, which manages our human resources.

In order to improve our Customer Assistance services in a period of high demand and uncertainty, we created specific communication channels on the coronavirus that are constantly updated. We reinforced our dedicated Customer Assistance team, giving priority to more urgent cases. This team helps customers with the reorganization of air ticket bookings with flexible conditions for changes in future flights.

Regarding the Smiles loyalty program, we have also improved the digital channels by deploying the free online cancellation self-service, which is available in our website and in the “Smiles Fidelidade” app, and our chat, for customers with optional GOL tickets. This system was developed internally in a record time.

Since the crisis may last for an undefined period and, thus, impact customers’ travel plans, our Smiles subsidiary announced that the effectiveness of the program’s categories is being postponed. Moreover, the current year is not being considered as base for requalification for the next year, since the analysis of downgrade of categories would take into account the accumulation of miles originated from stretches flown in the period from January to December 2020. This enables customers to gain more time within their categories, and take advantage of the benefits provided.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

At the social level, as a contribution to and in recognition of those who fight COVID-19 on the frontline of the battle, the Company, in partnership with GLA, is now providing free transportation to health professionals, and in partnership with the subsidiary Smiles is now crediting miles for them to travel throughout Brazil to provide care to patients affected. At each GOL stretch flown, they receive 1,000 miles.

With the purpose of reducing the negative impacts of the COVID-19 crisis, Smiles Fidelidade has launched several initiatives to stimulate participants to use their miles in products offered by other partners, particularly retailers, through the Shopping Smiles program.

The Company’s most important commitment will continue to be the integrity and health of persons. Accordingly, we are strictly following the guidelines issued by WHO, and undertaking to do everything we can to face this turbulent period in the best way possible.

1.2  Capital structure and net current capital

As of March 31, 2020, the Company’s negative shareholders’ equity attributed to the controlling shareholders amounted to R$11,037,301 (R$7,676,671 on December 31, 2019), while the negative net current capital was R$7,262,828 (negative R$5,435,223 as of December 31, 2019).

The variation recorded in the three-month period ended March 31, 2020 is the result of a devaluation of approximately 30% of the Real against the US Dollar.

As shown in note 1.1, due to the outbreak of the COVID-19 pandemic, the Company took a series of measures in March and April 2020. In this period, we have also carried out a detailed review of budget estimates of its Business Plan. Accordingly, we are able to evidence and conclude, based on the information available, that we have the conditions to continue operating and to fulfill our obligations according to the maturities that were renegotiated with our suppliers and creditors.

The Management’s assessment considers the Company’s business plan that includes future actions planned by Management, as well as other relevant macroeconomic and aviation sector’s assumptions, such as the estimate of the US dollar exchange rate and aviation fuel prices. The Management’s assessment also assumes that the Company will adjust its fleet size to demand and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

In accordance with the Management’s assessment, the consolidated current assets and the budget forecast of cash flows to be generated by the operation will be sufficient to meet the Company’s working capital and investment needs in the next 12 months.

Additionally, the Company has access to credit lines, should it be necessary.

The Company will continue to strengthen its balance sheet management and results in order to guarantee sustainability. Management believes that the business plan reviewed, presented and approved by the Board of Directors on April 30, 2020, demonstrates all elements required to continue as going concern.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

Based on this assessment, the Management concluded that there are no material uncertainties related to the Company’s ability to continue operating; therefore, the financial statements have been prepared based on this assumption.

1.3. Grounding status of Boeing 737 MAX

On March 11, 2019, as a result of a second accident involving a Boeing 737 MAX 8 aircraft, and as SAFETY is GOL’s number one value, the Company’s Management decided to suspend the operation of its seven aircraft before being required to do so by the regulatory authorities.

As a result of this strategy, the Company quickly reconfigured its flight network in order to supply the capacity required to meet the new demand levels, through revised lease agreements. The aircraft downtime and additional efforts caused the Company to incur unplanned costs, including interline fares due to the relocation of passengers, accommodation, meals and other expenses for passengers, additional fuel consumption, airport tariffs and fees, salaries and charges related to overtime, payment for the lease of additional aircraft and negative publicity, causing disruption in the Company’s business.

The return of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly Brazil and the United States of America.

As a consequence and in recognition of a long-lasting partnership, the Company reached an agreement with Boeing. The terms of the agreement are strictly confidential, but they aim at providing (a) compensation that addresses damages resulting from the aircraft grounding to date, and as a result of the non-delivery of aircraft, as set forth in the purchase agreements; (b) reduction in the number of firm commitments by 34 aircraft to 95 in total; (c) the flexibility to additionally adjust the number of aircraft; and (d) the flexibility to convert the existing orders for other Max-models.

In accordance with the accounting principles and standards in force, the amounts mentioned in the agreement were recognized in this quarterly financial information as follows: R$446,942 as “Receivables” in the current assets group, with counter-entries of R$136,962 in “advances for acquisition of property, plant and equipment” in fixed assets, since it is a repayment of “pre delivery payment” and R$309,980 recorded in the income statement, with R$63,041 as a result of exchange variation, R$193,503 as other income and expenses, net since it refers to a reimbursement of expenses incurred in prior years, and the remaining amount distributed in the other lines of the income statement. These amounts do not affect the statements of cash flow presented in this quarterly financial information.

The amount of R$446,942 was received in full by GOL on April 1, 2020.

Additionally, subject to future events, the Company will be entitled to credits with a present value of approximately R$1,9 billion to be invested in future acquisition of new aircraft, which, in turn, will reduce the amount of future depreciation and financial costs, since the credits will affect the present values of assets and liabilities related to use rights.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

1.4. Ownership Structure

The corporate structure of the Company and its subsidiaries, on March 31, 2020, is shown below:

GOL
52.61%
Smiles Fidelidade
100.00%
GLA
100.00%
GAC Inc.
100.00%
Gol Finance
100.00%
Gol Finance Inc.
100.00%
Fundo Sorriso
100.00%
Smiles Fidelidade
100.00%
Smiles Viagens e Turismo S.A.
98.00%
2.00%
Smiles Viajes Y Turismo S.A.
100.00%
AirFim
100.00%
Sul América Gol Max
60.00%
SCP Trip
Operation in Brazil
Offshore subsidiaries
Exclusive investment fund

The Company’s ownership interest in the capital of its subsidiaries, as of March 31, 2020, is shown below:

Entity	Date of Incorporation	Location	Principal Activity	Type of Control	% of Interest in the Capital Stock
					03/31/2020	12/31/2019
Offshore Subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft Acquisition	Direct	100,00	100,00
Gol Finance Inc.	03/16/2006	Cayman Islands	Fund-Raising	Direct	100,00	100,00
Gol Finance	06/21/2013	Luxembourg	Fund-Raising	Direct	100,00	100,00
Subsidiaries:
GLA	04/09/2007	Brazil	Flight Transportation	Direct	100,00	100,00
AirFim	11/7/2003	Brazil	Investment Fund	Indirect	100,00	100,00
Sul América Gol Max	01/14/2014	Brazil	Investment Fund	Indirect	100,00	100,00
Smiles Fidelidade	08/01/2011	Brazil	Loyalty Program	Direct	52,61	52,61
Smiles Viagens	08/10/2017	Brazil	Tourism Agency	Indirect	52,61	52,61
Smiles Fidelidade Argentina (a)	11/07/2018	Argentina	Loyalty Program	Indirect	52,61	52,61
Smiles Viagens Argentina (a)	11/20/2018	Argentina	Tourism Agency	Indirect	52,61	52,61
Fundo Sorriso	07/14/2014	Brazil	Investment Fund	Indirect	52,61	52,61
Company booked as an investment:
SCP Trip	04/27/2012	Brazil	Flight Magazine	Indirect	60,00	60,00

(a)   Companies with functional currency in Argentine pesos.

1.5. Corporate Reorganization Plan

On December 9, 2019, and February 4, 2020, through a Material Fact, the Company, together with its subsidiaries, announced the corporate reorganization plans with the main purpose of ensuring the long-term competitiveness of GOL Group, by aligning the interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of companies, reducing the operating, administrative and financial costs and expenses, and increasing the market liquidity for all GOL’s shareholders, through the incorporation of Smiles shares by GLA.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

On March 13, 2020, the Company and its subsidiary Smiles issued a Material Fact informing that, due to the extraordinary events in the national and international markets caused by the spread of COVID-19, and particularly by virtue of its structuring impacts on the aviation sector, they had canceled the corporate reorganization proposal submitted on December 9, 2019 and on February 4, 2020.

1.6. Compliance Program

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance programs, presented in detail in the annual financial statements issued on February 28, 2020.

The Management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2017, 2018 and 2019, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject of the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company, and about the Agreement. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the current employees, representatives or members of the Company’s Board or Management knew of any illegal purpose behind any of the transactions identified, or of any unlawful benefit to the Company arising from the investigated operations.

The Company informed the due authorities of the result of the investigation and will continue to communicate on the development of the issue, following the analyses already initiated by these bodies. These authorities may impose fines and possibly other sanctions on the Company.

There were no further developments on the subject during the quarter ended March 31, 2020.

2.   Statement of the Management, basis for preparing and presenting the individual and consolidated preliminary quarterly information

The Company’s preliminary quarterly information was prepared in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The Company’s consolidated preliminary quarterly information was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual and consolidated preliminary quarterly information was prepared based on the Real (“R$”) as the functional and presentation currency, expressed in thousands of Reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated preliminary quarterly information requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing this individual and consolidated preliminary quarterly information, used disclosure criteria based on regulatory aspects and the relevance of the transactions for understanding the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended on December 31, 2019, as well as the update of significant information included in the annual financial statements issued on February 28, 2020.

The Management confirms that all the material information in this individual and consolidated preliminary preliminary quarterly information is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The individual and consolidated preliminary quarterly information has been prepared based on historical cost, with the exception of the following material items recognized in the balance sheets:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising mainly exclusive investment funds, measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s individual and consolidated preliminary quarterly information for the period ended March 31, 2020 was prepared based on the assumption of its operational continuity, which includes the realization of assets and the settlement of liabilities in the regular course of business, as detailed in Note 1.2.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

3.   Approval of Individual and Consolidated Financial Statements

The approval and authorization for the issuance of these individual and consolidated preliminary quarterly information took place at the Board of Directors’ meeting held on April 30, 2020.

4.   Summary of Significant Accounting Practices

 The individual and consolidated preliminary quarterly information presented herein was prepared based on the policies, accounting practices and methods for calculation of estimates adopted and presented in detail in the annual financial statements for the year ended December 31, 2019 and issued on February 28, 2020.

4.1.    New accounting standards and interpretations adopted in the period

There are no new standards and interpretations adopted in the three-month period ended March 31, 2020.

4.2.     New Accounting Standards and Pronouncements Not Yet Adopted

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

4.3.    Transactions in Foreign Currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the income statement for the period.

The exchange rate changes in Reais in effect on the base date of this individual and consolidated preliminary quarterly information are as follows:

	Final Rate		Average rate
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

US Dollar	5,1987	4,0307	4,8643	4,1102
Argentinean Peso	0,0807	0,0673	0,0769	0,0686

5.   Seasonality

In normal economic and social conditions, the Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

6.   Cash and Cash Equivalents

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Cash and Bank Deposits	438,535	488	568,662	418,447
Cash Equivalents	128	1,016,258	90,365	1,226,978
Total	438,663	1,016,746	659,027	1,645,425

The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted Average Rate (p.a.)	03/31/2020	12/31/2019	03/31/2020	12/31/2019
		(Unaudited)		(Unaudited)

Local Currency
Financial deposits	94.8% of CDI	128	366,338	88,676	514,356
Automatic Deposits	23.5% of CDI	-	-	626	5,505
Total Local Currency		128	366,338	89,302	519,861

Foreign Currency
Financial deposits	0.1%	-	649,920	98	707,117
Investment funds		-	-	965	-
Total Foreign Currency		-	649,920	1,063	707,117

Total		128	1,016,258	90,365	1,226,978

7.   Short-Term Investments

		Parent Company		Consolidated
	Weighted Average Rate (p.a.)	03/31/2020	12/31/2019	03/31/2020	12/31/2019
		(Unaudited)		(Unaudited)

Local Currency
Government Bonds	97.1% of CDI	-	-	39.763	56.532
Investment Funds	55.7% of CDI	514	673	1,091,302	862.868
Total Local Currency		514	673	1,131,065	919.400

Foreign Currency
Deposits with Banks	3.00%	-	-	2,437	1,713
Government Bonds	-%	-	-	-	29,684
Investment Funds	-	-	-	-	2,965
Total Foreign Currency		-	-	2,437	34,362

Total		514	673	1,131,502	953,762

The decrease in the performance of the investment funds’ profitability in the period also reflects the outbreak of the COVID-19 pandemic, with all activity and growth estimates being revised to fundamentally negative numbers.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

8.   Restricted Cash

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	03/31/2020	12/31/2019	03/31/2020	12/31/2019
		(Unaudited)		(Unaudited)

Local Currency
Deposits in Guarantee of Letter of Credit	97.1% of CDI	4,092	3,948	104,287	138,164
Deposits in Guarantee of Letter of Credit -lawsuits	95.7% of CDI	2,430	-	85,164	85,351
Deposit for Hedge Margin	100.0% of CDI	-	-	101,160	-
Lease Agreement Letter of Credit	98.4% of CDI	-	-	125,104	136,438
Other deposits	69.7% of CDI	23	2,451	5,159	9,922
Total Local Currency		6,545	6,399	420,874	369,875

Foreign Currency
Deposits for Hedge Margin	0.1%	-	-	778,900	74,431
Total Foreign Currency		-	-	778,900	74,431

Total		6,545	6,399	1,199,774	444,306

Current		6,545	6,399	1,059,579	304,920
Noncurrent		-	-	140,195	139,386

9.   Trade Receivables

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)

Local Currency
Credit Card Administrators	363,478	740,967
Travel Agencies	185,214	253,494
Cargo Agencies	30,409	33,677
Airline Partner Companies	5,453	291
Other	15,929	15,690
Total Local Currency	600,483	1,044,119

Foreign Currency
Credit Card Administrators	109,730	121,844
Travel Agencies	24,047	36,845
Cargo Agencies	1,985	1,384
Airline Partner Companies	21,675	30,740
Other	53,391	11,550
Total Foreign Currency	210,828	202,363

Total	811,311	1,246,482

Allowance for expected loss on trade receivables accounts	(19,470)	(16,952)

Total Trade Receivables	791,841	1,229,530

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)
Not Yet Due
Until 30 days	446,330	567,567
31 to 60 days	117,219	213,334
61 to 90 days	54,064	100,478
91 to 180 days	76,248	187,883
181 to 360 days	50,352	76,902
Above 360 days	1,143	1,499
Total not Yet Due	745,356	1,147,663

Overdue
Until 30 days	30,845	47,959
31 to 60 days	4,789	23,290
61 to 90 days	4,731	3,986
91 to 180 days	2,039	3,009
181 to 360 days	845	421
Above 360 days	3,236	3,202
Total Overdue	46,485	81,867

Total	791,841	1,229,530

The changes in an expected loss on trade receivables are as follows:

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)
Balance at the Beginning of the Period	(16,952)	(11,284)
Addition and Exclusions	(2,726)	(13,499)
Write-off of Bad Debts	208	7,831
Balance at the End of the Period	(19,470)	(16,952)

10.      Inventories

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)

Consumables	18,603	14,274
Parts and maintenance materials	197,177	184,939
Total	215,780	199,213

The changes in the provision for obsolescence are as follows:

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)
Balances at the Beginning of the Period	(14,302)	(12,808)
Additions	(45)	(2,168)
Write-offs	293	674
Balances at the End of the Period	(14,054)	(14,302)

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

11.      Recoverable Taxes to Recover

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

IRPJ and CSLL Prepayments	22,641	27,552	186,613	195,864
Withholding Income Tax	1,523	-	7,635	3,969
PIS and COFINS to recover (*)	-	-	407,360	273,152
Value Added Tax (VAT) Abroad	-	-	8,708	4,650
Other	60	60	12,314	6,181
Total	24,224	27,612	622,630	483,816

Current	6,686	5,163	205,227	309,674
Noncurrent	17,538	22,449	417,403	174,142

(*) During the quarter ended March 31, 2020, the subsidiary GLA ascertained out-of-date tax credits from PIS and COFINS, in the total amount of R$126,675.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

12.      Deferred Taxes

12.1. Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	12/31/2019	Result	03/31/2020	12/31/2019	Result	Exchange Rate Change	03/31/2020
			(Unaudited)				(Unaudited)
Income Tax Losses Carry Forward	39,890	(332)	39,558	42,795	(331)	578	43,042
Negative Basis of Social Contribution	14,360	(120)	14,240	14,360	(120)	-	14,240
Temporary Differences
Allowance for loss on other credits	1,957	(1,822)	135	1,958	(1,823)	-	135
Provision for Legal Proceedings and Tax Liabilities	696	(11)	685	696	(11)	-	685
Total Deferred Taxes - Assets	56,903	(2,285)	54,618	59,809	(2,285)	578	58,102
Controlled Subsidiary GLA and Smiles
Temporary Differences
Allowance for expenses loss on trade receivables and other credits	-	-	-	56,738	(16,086)	-	40,652
Breakage Provision	-	-	-	(196,206)	(12,048)	-	(208,254)
Provision for Losses on Other Credits	-	-	-	143,350	-	-	143,350
Provision for Legal Proceedings and Tax Liabilities	-	-	-	91,051	7,602	-	98,653
Aircraft Return	-	-	-	146,239	1,615	2	147,856
Derivative Transactions	-	-	-	(42,154)	83,776	-	41,622
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(183,977)	(3,445)	-	(187,422)
Reversal of Goodwill Amortization for Tax Purpose	-	-	-	(127,659)	-	-	(127,659)
Aircraft Leases and Other	-	-	-	64,379	(42,753)	-	21,626
Other	-	-	-	89,313	(28,233)	(3)	61,077
Unrealized Profits	-	-	-	68,111	(7,286)	-	60,825
Total Deferred Taxes – Liabilities	-	-	-	(244,041)	(16,858)	(1)	(260,900)
Total deferred taxes on income	-	(2,285)	-	-	(19,143)	-	-

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The Management considers that the deferred assets and liabilities recorded on March 31, 2020, resulting from temporary differences will be realized in proportion to the realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax credits was performed by the company, as follows:

GOL: has the total tax credits of R$54,618, of which R$53,798 refers to tax loss and negative basis of social contribution and R$820 refers to temporary differences, with realization supported by the long-term plan.

The Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, may be realized as follows:

Year	Amount
(Unaudited)

2020	4,316
2021	8,375
2022	7,473
2023	8,332
2024	9,471
2025 to 2029	15,831
Total	53,798

Smiles Fidelidade Argentina: The Management estimates that the deferred tax assets relating to tax losses totaling R$3,484 will be realized in 36 months.

The direct subsidiary GLA has tax losses and negative social contribution bases in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no time limit for prescription, off-balance sheet, in the following amounts:

	GLA
	03/31/2020	12/31/2019
	(Unaudited)

IRPJ tax loss	6,158,776	5,017,227
CSLL negative base	6,158,776	5,017,227

Potential tax credit	2,093,984	1,705,857

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The reconciliation of effective income taxes and social contribution rates for the periods ended on March 31, 2020, and 2019 is as follows:

	Parent Company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Income (Loss) Before Income Taxes	(2,284,936)	(55,685)	(2,218,193)	105,115
Combined Tax Rate	34%	34%	34%	34%
Income at the statutory combined tax rate	776,878	18,933	754,186	(35,739)

Adjustments to calculate the effective tax rate:
Equity Method Investees	(753,997)	6,074	-	27
Tax difference on results of subsidiaries	160,843	(19,722)	160,843	(40,037)
Income tax on permanent differences and others	(204)	(249)	50,194	46,941
Exchange Rate Change on Foreign Investments	(186,853)	(4,910)	(131,967)	(42,630)
Interest on Shareholders’ Equity	-	(3,114)	-	2,805
Non-deferred Asset Benefit, negative base	-	26,366	(876,672)	(1,276)
Total Income Tax	(3,333)	23,378	(43,416)	(69,909)

Income Taxes
Current	(1,048)	(1,913)	(24,273)	(40,048)
Deferred	(2,285)	25,291	(19,143)	(29,861)
Total Income Taxes	(3,333)	23,378	(43,416)	(69,909)

13.      Advance to Suppliers and Third Parties

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Oceanair Advance	207,949	161,228	239,435	192,715
Advance to National Suppliers	-	-	129,911	95,596
Advance to International Suppliers	48	37	36,268	25,316
Advance for Materials and Repairs	-	-	48,932	48,930
Total	207,997	161,265	454,546	362,557
Adjustment to Present Value of Advance to Suppliers	-	-	(10,604)	(10,604)
Provision for Loss of Advance to Oceanair	(207,949)	(161,228)	(207,949)	(161,228)
Total Advance to Suppliers	48	37	235,993	190,725

Current	48	37	187,328	142,338
Noncurrent	-	-	48,665	48,387

(*) increase due to US dollar exchange rate difference.

14.      Deposits

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Judicial Deposits	60,973	61,447	861,349	841,746
Maintenance Deposits	-	-	1,140,179	830,282
Deposits in Guarantee for Lease Agreements	68,097	51,055	410,268	296,327
Total	129,070	112,502	2,411,796	1,968,355

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

15.      Investments

15.1. Breakdown of Investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant Information of the Subsidiaries on March 31, 2020 (Unaudited)
Total Number of Shares	5,262,335,049	124,158,953	-
Capital Stock	4,554,280	254,609	1,318
Interest	100,0%	52,61%	60,0%
Total Equity (negative)	(9,832,633)	1,261,975	2,103
Unrealized Profits (a)	-	(118,072)	-

Adjusted Equity (b)	(9,832,633)	545,817	1,254
Net Income (Loss) for the Period	(2,261,376)	56,252	-
Unrealized Profits in the Period (a)	-	14,144	-
Net Income for the Period Attributable to the Company’s Interest (b)	(2,261,376)	43,737	-

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant Information of the Subsidiaries on March 31, 2019
Total Number of Shares	5,262,335,049	124,158,953	-
Capital Stock	4,554,280	254,610	1,318
Interest	100.00%	52.61%	60.00%
Total Equity (negative)	(6,498,660)	1,205,335	2,103
Unrealized Profits (a)	-	(132,215)	-

Adjusted Equity (b)	(6,498,660)	501,986	1,254
Net Income (Loss) for the Period	215,027	626,725	129
Unrealized Profits in the Period (a)	-	(35,909)	-
Net Income for the Period Attributable to the Company’s Interest (b)	215,027	294,899	77

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of preliminary quarterly information, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders’ equity and net income corresponds to the percentage of total shareholders’ equity and income for the period net of unrealized profits.

15.2. Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances on December 31, 2019	(6,498,660)	501,986	(5,996,674)	1,254
Equity Method Results	(2,261,376)	43,737	(2,217,639)	-
Unrealized Gains on Hedges	(1,077,289)	-	(1,077,289)	-
Share-based Payments	-	315	315	-
Other Equity Changes in Investments	4,692	(221)	4,471	-
Balances on March 31, 2020 (Unaudited)	(9,832,633)	545,817	(9,286,816)	1,254

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

16.      Property, Plant and Equipment

16.1. Parent Company

On March 31, 2020, the balance of other property, plant and equipment assets reached R$541. On December 31, 2019, the balance was of R$131,841, mainly referring to advances for the acquisition of aircraft, which were returned by the manufacturer, as mentioned in note 1.3. In addition, there is no residual value of the ownership rights on March 31, 2020 (R$108,538 as of December 31, 2019), both recorded in the subsidiary GAC.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

16.2. Consolidated

	Weighted average rate (p.a.)	December 31, 2019	Additions	Write-off	Transfers	March 31, 2020
						(Unaudited)
Flight Equipment
Cost
Aircraft - ROU(1) with Purchase Option (5)		660,256	-	(660,256)	-	-
Aircraft - ROU with no Purchase Option		3,561,980	520,594	(53,301)	-	4,029,273
Spare Parts and Engines - Own		1,764,295	13,025	(2,816)	(250)	1,774,254
Spare Parts and Engines - Rou		109,977	-	-	-	109,977
Aircraft and Engine Overhauling		3,084,023	316,482	(20,321)	-	3,380,184
Tools		53,454	1,691	(32)	250	55,363
		9,233,985	851,792	(736,726)	-	9,349,051
Depreciation
Aircraft - ROU with Purchase Option (5)	5.76%	(226,433)	(2,935)	229,368	-	-
Aircraft - ROU with no Purchase Option	21.09%	(719,377)	(216,287)	39,427	-	(896,237)
Spare Parts and Engines – Own	7.29%	(706,381)	(32,238)	1,415	-	(737,204)
Spare Parts and Engines – Rou	33.29%	(26,745)	(9,007)	-	-	(35,752)
Aircraft and Engine Overhauling	60.87%	(1,717,552)	(232,290)	20,439	-	(1,929,403)
Tools	10.00%	(24,712)	(1,040)	12	-	(25,740)
		(3,421,200)	(493,797)	290,661	-	(3,624,336)

Total, Net - Flight Equipment		5,812,785	357,995	(446,065)	-	5,724,715
Property, Plant and Equipment in Use
Cost
Vehicles		11,681	172	(43)	-	11,810
Machinery and Equipment		63,091	218	(544)	-	62,765
Furniture and Fixtures		32,983	1,242	(155)	-	34,070
Computers and Peripherals – Own		45,732	2,083	(402)	-	47,413
Computers and Peripherals – ROU		21,992	-	-	-	21,992
Communication Equipment		2,548	11	(180)	-	2,379
Safety Equipment		856	-	(789)	-	67
Improvement on third party property - CMA (3)		107,637	-	-	-	107,637
Leasehold Improvements		71,174	347	-	3,099	74,620
Third-Party Real Estate – ROU		22,354	-	-	-	22,354
Construction in Progress		17,906	1,042	-	(3,099)	15,849
		397,954	5,115	(2,113)	-	400,956
Depreciation
Vehicles	20.00%	(9,291)	(190)	43	-	(9,438)
Machinery and Equipment	10.00%	(45,437)	(1,055)	485	-	(46,007)
Furniture and Fixtures	10.00%	(19,908)	(547)	150	-	(20,305)
Computers and Peripherals – Own	20.00%	(33,190)	(954)	397	-	(33,747)
Computers and Peripherals – ROU	36.13%	(7,682)	(1,997)	-	-	(9,679)
Communication Equipment	10.00%	(2,081)	(40)	164	-	(1,957)
Safety Equipment	10.00%	(615)	(1)	573	-	(43)
Leasehold Improvements – CMA	10.43%	(102,675)	(2,820)	-	-	(105,495)
Leasehold Improvements	21.94%	(39,039)	(2,733)	-	-	(41,772)
Third Party Real Estate – ROU	32.18%	(7,156)	(1,793)	-	-	(8,949)
		(267,074)	(12,130)	1,812	-	(277,392)
Total, Net - Property, Plant and Equipment in Use		130,880	(7,015)	(301)	-	123,564

Impairment Losses (2)	-	(41,719)	-	1,860	-	(39,859)
Total		5,901,946	350,980	(444,506)	-	5,808,420

Advances to suppliers (4)	-	156,155	56,851	(136,962)	-	76,044
Total Property, Plant and Equipment		6,058,101	407,831	(581,468)	-	5,884,464

(1) ROU - Right of Use

(2) Balance referring to impairment losses for rotatable items (spare parts), classified under the item “Spare parts and engines”, referring to the Company so that the assets are presented by their actual capacity to generate expected future benefits

(3) CMA - Maintenance Center - Confins/MG

(4) The write-off refers to return of PDP as mentioned in Note 1.3.

(5) Write-off due to the sale-leaseback transaction.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

In the quarter, Management evaluated and run impairment test for the assets that comprise the group of flight equipment of the fixed assets, by comparing the book value with the market value indicated by specialized publications (“Bluebook”) and concluded that there are no losses related to these assets and, therefore, no provision was recorded.

17.      Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Weighted Average Rate (p.a.)	December 31, 2019	Additions	Write-offs	March 31, 2020
					(Unaudited)

Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	579,370	18,610	(9,352)	588,628
Other	-	10,000	-	-	10,000
Total Cost		2,170,572	18,610	(9,352)	2,179,830

Amortization
Software	24.74%	(389,730)	(21,609)	9,352	(401,987)
Other	20.00%	(4,167)	(500)	-	(4,667)
Total Amortization		(393,897)	(22,109)	9,352	(406,654)

Net Intangible Assets		1,776,675	(3,499)	-	1,773,176

17.1 Impairment and sensitivity test

The balances of goodwill and slots were tested for impairment on March 31, 2020 and December 31, 2019 through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (cash-generating unit - CGU). To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

	Goodwill GLA	Goodwill Smiles	Airport Operation Rights
March 31, 2020 (Unaudited)
Book value	325,381	216,921	1,038,900
Value in Use	17,200,418	7,528,353	18,482,572

Discount Rate	11.18%	10.98%	12.46%
Perpetuity Growth Rate	3.39%	3.39%	3.39

Sensitivity
10% variation	12.25%	12.09%	13.63%
Value in Use	14,632,253	6,804,578	16,622,795
Change in Value in Use	(2,568,165)	(723,775)	(1,859,777)

25% variation	13.85%	13.77%	15.39%
Value in Use	11,521,462	5,940,276	14,381,635
Change in Value in Use	(5,678.956)	(1,588,077)	(4,100,937)

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The results obtained were compared with the book value of each cash-generating unit and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs.

The assumptions adopted in the impairment tests of intangible assets are in accordance with the internal projections for the five-year period. For the period after five years, extrapolation is applied using a perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions considered by the Company to calculate the value in use of the cash generating units are:

•     Capacity and Fleet: Considers the utilization, the capacity of the aircraft used in each section and the projection of the size of the fleet in operation.

•     Demand: Market efficiency is the main input for the Company’s projected growth in demand. The Management considers that market efficiency is the ratio between its market share and its seat share. This indicator reflects how efficiently the company employs its share of the total market supply due to its capture of demand for air transportation.

•     Revenue per Passenger: Considers the average price charged by GLA and considers the effects of market variables (see variables used below).

•     Operating costs associated with the business: Based on its historical cost and updated by indicators, such as inflation, relation to supply, demand and variation in the US currency.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

18.      Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			12/31/2019										03/31/2020
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Unrealized Gain and Loss from ESN	Payment of Principal	Interest	Interest Paid	Exchange Rate Change	Cost amortization / goodwill	Current	Noncurrent	Total
												(Unaudited)

In US$:
Term Loan	08/2020	6.70%	1,229,600	-	1,229,600	-	-	21,583	(43,704)	354,897	2,287	1,564,663	-	1,564,663
Senior Bonus IV	01/2022	9.10%	12,102	313,267	325,369	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (*)	07/2024	3.75%	29,443	1,753,526	1,782,969	(575,357)	-	37,351	(34,023)	426,315	(280)	17,261	1,619,714	1,636,975
Senior Bonus VIII	01/2025	7.09%	75,587	2,548,472	2,624,059	-	-	50,070	(97,131)	760,224	1,275	37,726	3,300,771	3,338,497
Perpetual Notes	-	8.75%	12,815	620,328	633,143	-	-	13,021	(12,418)	182,868	-	16,530	800,084	816,614
Total			1,359,547	5,235,593	6,595,140	(575,357)	(405,878)	129,077	(207,971)	1,817,034	4,704	1,636,180	5,720,569	7,356,749

			Consolidated
			12/31/2019										03/31/2020
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Gain and Loss from ESN	Payment of principal	Interest	Interest Paid	Exchange Rate Change	Amortization of cost / Goodwill	Current	Noncurrent	Total
													(Unaudited)
In R$:
Debentures VII	09/2021	120% of CDI rate	289,423	289,302	578,725	-	-	-	7,214	(7,233)	-	1,867	435,764	144,809	580,573

In US$:
Term Loan	08/2020	6.70%	1,229,600	-	1,229,600	-	-	-	21,583	(43,704)	354,897	2,287	1,564,663	-	1,564,663
Import financing	11/2020	5.32%	663,979	-	663,979	25,974	-	-	10,245	(7,116)	196,702		889,784	-	889,784
Senior Bonus IV	11/2022	9.10%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (1)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(575,357)	-	37,351	(34,023)	426,315	(280)	17,261	1,619,714	1,636,975
Credit Line - Engine Maintenance	09/2024	2.75%	198,363	277,479	475,842	-	-	(72,964)	4,446	(4,581)	129,531	2,276	219,016	315,534	534,550
Senior Bonus VIII	01/2025	7.09%	75,587	2,548,472	2,624,059	-	-	-	50,070	(97,131)	760,224	1,275	37,726	3,300,771	3,338,497
Loan with guarantee of engines	12/2026	5.16%	31,727	150,821	182,548	59,976	-	(22,728)	2,921	(2,921)	53,620	45	27,697	245,764	273,461
Perpetual Notes (2)	-	8.75%	12,815	533,935	546,750	-	-	-	12,857	(12,418)	157,997	-	16,527	688,659	705,186
Total			2,543,039	5,866,802	8,409,841	85,950	(575,357)	(501,570)	153,739	(229,822)	2,172,016	8,892	3,208,438	6,315,251	9,523,689

(1)   Exchangeable Senior Notes, see note 34.2.

(2)    Considers the exclusion of related parts amounting to R$111,428

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The conditions of loans and financing raised up to December 31, 2019 by the Company and its subsidiaries were disclosed in detail in the financial statements for the year ended December 31, 2019 and did not undergo contractual changes during the three-month period ended on March 31, 2020.

Total consolidated loans and financing as at March 31, 2020 include funding costs of R$116,714 (R$143,119 as at December 31, 2019) that are amortized over the term of the respective loans and financing.

As at March 31, 2020, a General Debenture Holder Meeting was held, where it was decided to suspend the effects of automatic early maturity, in view of the failure to pay the unit face value of the debentures referring to the installment due on March 28, 2020. At that meeting, it was decided to extend the debentures' principal amortization obligations by 10 days, therefore, for the purposes of preparing this preliminary quarterly information, the balance of such obligations was maintained in the short term.

18.1. New Loans and Financing Contracted during the three-month period ended March 31, 2020

18.1.1. Import financing

During the three-month period ended March 31, 2020, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal Amount		Interest	Maturity
Date	(US$ thousand)	(R$ thousand)	Rate (p.a.)
(Unaudited)
New Issuances
02/19/2020	5,920	25,974	4.07%	02/13/2021

Renegotiations
01/02/2020	4,335	17,431	5.79%	06/30/2020
01/14/2020	4,571	18,943	6.22%	05/13/2020
01/17/2020	6,455	27,005	5.71%	07/15/2020
01/21/2020	8,595	36,112	6.22%	05/20/2020
01/24/2020	4,815	20,112	4.17%	01/18/2021
01/31/2020	5,925	25,296	5.63%	07/29/2020
02/14/2020	7,069	30,512	5.59%	08/12/2020
02/21/2020	6,531	28,688	5.56%	08/19/2020

18.1.2. Loan with Guarantee of Engines

In the three-month period ended March 31, 2020, the Company, through its subsidiary GLA, obtained funding with a guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal Amount		Costs		Interest	Maturity
Date	(US$ thousand)	(R$ thousand)	(US$ thousand)	Date	(p.a.)
(Unaudited)
March 20, 2020	12,000	60,874	177	898	Libor 1m+3,33% p.a.	March 20, 2028

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

18.1.3. Loan and Financing - Noncurrent

As at March 31, 2020, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2021	2022	2023	2024	2024 onwards	Without Maturity Date	Total
(Unaudited)
Parent Company
In US$:
ESN	-	-	-	1,619,714	-	-	1,619,714
Senior Notes VIII	-	-	-	-	3,300,771	-	3,300,771
Perpetual Notes	-	-	-	-	-	800,084	800,084
Total	-	-	-	1,619,714	3,300,771	800,084	5,720,569

Consolidated
In R$:
Debentures VII	144,809	-	-	-	-		144,809
In US$:
Credit Line - Engine Maintenance	79,681	23,011	23,011	189,831	-	-	315,534
ESN	-	-	-	1,619,714	-	-	1,619,714
Senior Notes VIII	-	-	-	-	3,300,771	-	3,300,771
Loan with Guarantee of Engines	21,357	29,265	30,189	31,165	133,788	-	245,764
Perpetual Notes	-	-	-	-	-	688,659	688,659
Total	245,847	52,276	53,200	1,840,710	3,434,559	688,659	6,315,251

The fair value of debt as of March 31, 2020 is as follows:

	Parent Company		Consolidated
	Accounting	Fair Value	Accounting	Fair Value
(Unaudited)

Senior Notes and Perpetual Notes	4,155,111	1,905,250	4,043,683	1,868,153
Term Loan	1,564,663	1,559,577	1,564,663	1,559,577
ESN	1,636,975	815,424	1,636,975	815,424
Debentures	-	-	580,573	591,666
Other	-	-	1,697,795	1,697,795
Total	7,356,749	4,280,251	9,523,689	6,532,615

18.2. Covenants

The Company has restrictive covenants on the Term Loan and Debentures VII.

The Company has restrictive covenants on the Term Loan and must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As at March 31, 2020, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.

The mandatory measurement of such indicators is carried out in compliance with the debentures issue deed, that is, every six months. The next measurement will be carried out at the end of the first half of 2020.

On April 9, 2020, a Debenture Holders’ Meeting granted the waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current readings will remain in force as of the fiscal year of 2021.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

19.      Leases

		12/31/2019										03/31/2020
	Weighted Average Rate (p.a.)	Current	Noncurrent	Total	Additions	Write-offs	Contractual Amendment	Payments	Interest incurred	Interest Payment	Exchange Rate Change	Current	Noncurrent	Total
												(Unaudited)

In R$:
Right of use leases without purchase option	13.28%	21,781	23,026	44,807	-	-	-	(4,371)	3,234	-	-	23,880	19,790	43,670
Total		21,781	23,026	44,807	-	-	-	(4,371)	3,234	-	-	23,880	19,790	43,670

In US$:
Right of use leases with purchase option	3.75%	128,936	419,894	548,830	-	(618,487)	-	(26,049)	4,592	(4,592)	95,706	-	-	-
Right of Use Leases Without Purchase Option	8.54%	1,253,995	4,205,148	5,459,143	516,234	-	58,402	(391,293)	133,706	-	1,598,792	1,757,552	5,617,432	7,374,984
Total		1,382,931	4,625,042	6,007,973	516,234	(618,487)	58,402	(417,342)	138,298	(4,592)	1,694,498	1,757,552	5,617,432	7,374,984

Total Leases		1,404,712	4,648,068	6,052,780	516,234	(618,487)	58,402	(421,713)	141,532	(4,592)	1,694,498	1,781,432	5,637,222	7,418,654

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The future payments of financial lease agreements are detailed as follows:

	Without Purchase Option		With Purchase option
	03/31/2020	12/31/2019	12/31/2019
	(Unaudited)

2020	1,841,870	1,691,357	148,613
2021	1,849,999	1,324,403	148,744
2022	1,588,504	1,125,060	207,654
2023	1,292,134	904,627	72,801
2024 onwards	2,798,165	1,938,987	16,830
Total Minimum Lease Payments	9,370,672	6,984,434	594,642
Less Total Interest	(1,952,018)	(1,480,484)	(45,812)
Present Value of Minimum Lease Payments	7,418,654	5,503,950	548,830
Less Current Portion	(1,781,432)	(1,275,776)	(128,936)
Noncurrent Portion	5,637,222	4,228,174	419,894

19.1. Sale-leaseback Transactions

During the three-year period ended March 31, 2020, the Company recorded a net gain of R$594,587 (unaudited) (R$7,924 as at March 31, 2020) in the consolidated arising from 11 aircraft sale-leaseback transaction recorded under “Sale-Leaseback Transactions” in Other operating income (expenses), net (Note 30).

20.      Suppliers

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Local Currency	12,283	15,952	778,709	833,781
Foreign Currency	4,551	3,164	550,313	462,636
Total	16,834	19,116	1,329,022	1,296,417

Current	16,834	19,116	1,272,819	1,286,275
Noncurrent	-	-	56,203	10,142

As at March 31, 2020, the balance to be paid to related parties recorded in the consolidated caption “Suppliers” was R$1,887 (R$1,882 as at December 31, 2019), and refers substantially to transportation operations with Viação Piracicabana Ltda.

21.      Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. As at March 31, 2020, the amount recorded under current liabilities from forfeiting operations totaled R$781,600 (unaudited) (R$554,467 as of December 31, 2019).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

22.      Taxes Payable

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

PIS and COFINS	212	2,278	65,839	39,133
Installment Payments - PRT and PERT	-	-	1,955	2,117
Withholding Income Tax on Salaries	327	32	34,420	54,649
ICMS	-	-	284	424
IRPJ and CSLL Payable	190	1,951	-	9,496
Other	962	-	11,463	10,788
Total	1,691	4,261	113,961	116,607

Current	1,691	4,261	113,940	116,523
Noncurrent	-	-	21	84

23.      Advance from Ticket Sales

As at March 31, 2020, the balance of Advance from Ticket Sales classified in current liabilities was R$1,604,106 (R$1,966,148 as at December 31, 2019) and is represented by 5,079,110 tickets sold and not yet used (6,239,179 as at December 31, 2019) with an average use of 154 days (59 days as at December 31, 2019).

As determined by the regulatory agencies, travel bookings may be made within a period corresponding to 12 months, and therefore it was not necessary to reclassify any portion of the transport-related obligations to be carried out to non-current liabilities.

The balances of transportations to be carried out are presented net of breakage amount to R$430,025 as at March 31, 2020 (R$415,688 as at December 31, 2019).

24.      Provisions

	Consolidated
	Provisions Post-Employment Benefit	Provision for aircraft and engine return	Provision for legal proceedings (a)	Total
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056
Additional provisions recognized	3,003	109,967	74,502	187,472
Provisions Used	-	(20,484)	(52,202)	(72,686)
Adjustment to Present Value	1,747	-	-	1,747
Foreign Exchange Rate Change, Net	-	238,867	227	239,094
Balances on March 31, 2020 (Unaudited)	101,510	1,197,428	313,745	1,612,683

As of March 31, 2020 (Unaudited)
Current	-	270,327	-	270,327
Noncurrent	101,510	927,101	313,745	1,342,356
Total	101,510	1,197,428	313,745	1,612,683

As of December 31, 2019
Current	-	203,816	-	203,816
Noncurrent	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056

 (a) The provisions consider write-offs due to the revaluation of the estimate and settled proceedings.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

24.1. Provisions for Post-Employment Benefits

The Company offers its employees a health care plan that, in compliance with the current legislation, generates an obligation for post-employment benefits.

The changes in actuarial assets and liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)

Actuarial Liabilities at Beginning of the Year	96,760	46,496
Current Service Cost Recognized in Income	3,003	4,910
Cost of Interests Recognized in Income	1,747	4,311
Sponsor Contributions	-	(2)
Effect of Changing Financial Assumptions (decrease in discount rate)	-	34,305
Effect of Plan Experience	-	6,740
Actuarial Liabilities at the End of the Period	101,510	96,760

Actuarial Assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal Discount Rate	7.23%	7.23%
Long-Term Estimated Inflation Rate	3.50%	3.50%
HCCTR - Medical Inflation Rate	6.86%	6.86%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted average of assumptions to determine the cost (revenue) of the defined benefit
Nominal Discount Rate	9.27%	9.27%
Long-Term Estimated Inflation Rate	4.00%	4.00%
HCCTR - Medical Inflation Rate	7.38%	7.38%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

24.2. Provision for Aircraft and Engine Return

Such provisions consider the costs that meet the contractual conditions for the return of engines held under an operating lease, as well as for the costs to be incurred to reconfigure the aircraft, upon their return, according to the conditions established in the lease agreements. The consideration is capitalized in fixed assets, under the heading “Aircraft and Engines Overhauling”.

24.3. Provision for Legal Proceedings

As at March 31, 2020, the Company and its subsidiaries are parties to judicial and administrative proceedings. Details on the significant proceedings were provided in the financial statements for the year ended December 31, 2019.

The Company’s Management believes that the provision for tax, civil and labor risks, created in accordance with CPC 25 – “Provisions, Contingent Assets and Liabilities”, equivalent to IAS 37, is sufficient to cover possible losses from administrative and legal proceedings. The breakdown of the expected probable and possible losses is as shown below:

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	Probable Loss		Possible Loss
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Civil Status	82,848	78,119	46,898	62,473
Labor	219,446	210,699	246,283	237,253
Taxes	11,451	2,400	597,159	586,812
Total	313,745	291,218	890,340	886,538

25.      Shareholders’ Equity

25.1. Capital Stock

As at March 31, 2020, capital amounted to R$3,163,796, represented by 3,137,364,724 shares, with 2,863,682,710 common shares and 273,682,014 preferred shares.

The cost with the issuance of shares as at March 31, 2020 and December 31, 2019 corresponds to R$155,618.

The Company’s shareholding structure is as follows:

	03/31/2020			12/31/2019
	Common	Preferred	Total	Common	Preferred	Total
		(Unaudited)

Fundo Volluto	100.00%	0.00%	23.00%	100.00%	-	23.00%
Mobi FIA	-	37.59%	28.94%	-	37.59%	28.94%
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Other	-	2.23%	1.73%	-	2.23%	1.73%
Free Float	-	58.63%	45.14%	-	58.63%	45.14%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on December 31, 2019, is R$6 billion. Within the authorized limit, the Company may, upon a resolution of the Board of Directors, increase the share capital regardless of statutory reform, by issuing shares, without keeping a proportion between the different types of shares. Under the terms of the Law, in the case of a capital increase within the authorized limit, the Board of Directors will establish the issuance conditions, including the price and payment term.

25.2. Treasury Shares

As at March 31, 2020, the Company had 3,006,390 treasury shares, totaling R$102,543 (3,006,390 shares in the amount of R$102,543 as at December 31, 2019). As at March 31, 2020, the average market price of treasury shares was R$11.37 (R$33.84 as at December 31, 2019).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

26.      Earnings (Loss) per Share

Earnings (loss) per Company share was determined as follows:

	Parent Company and Consolidated
	03/31/2020			03/31/2019
	Common	Preferred	Total	Common	Preferred	Total
	(Unaudited)

Numerator
Net Loss for the Period Attributable to Equity Holders of the Parent	(526,378)	(1,761,891)	(2,288,269)	(7,553)	(24,754)	(32,307)

Denominator
Weighted Average Number of Outstanding Shares (in thousands)	2,863,683	273,866	-	2,863,683	268,138
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	273,866	-	2,863,683	268,138
Basic Loss per Share	(0.184)	(6.433)		(0.003)	(0.092)
Diluted Loss per Share	(0.184)	(6.433)		(0.003)	(0.092)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding shares by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares (stock option), as described in Note 27. However, due to the losses ascertained in the year ended on December 31, 2019 and March 31, 2020, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

27.      Share-based payments

 The conditions of the share-based compensation plans and restricted shares granted to the Company’s executives were detailed in the financial statements for the year ended December 31, 2019, and have not changed in the period ended March 31, 2020.

Changes in plans for the period ended March 31, 2020 are shown below:

27.1. Stock Option Plan - GOL

	Number of Stock Options	Weighted Average Exercise Price
Outstanding Options on December 31, 2019	7,660,855	7.11
Options Exercised	(11,000)	12.81
Options Canceled and Adjustments in Estimated Prescribed Rights	1,769	27.45
Outstanding Options on March 31, 2020(Unaudited)	7,651,624	7.10

Number of Options Exercisable as of:
December 31, 2019	5,939,631	8.42
March 31, 2020 (Unaudited)	5,930,400	8.41

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The expense recognized in income for the year corresponding to the stock option plans in the three-month period ended March 31, 2020 was R$3,100 (R$6,128 in the three-month period ended March 31, 2019).

27.2. Restricted Share Plan - GOL

Total Restricted Shares
Transferable Restricted Shares as of December 31, 2019	1,533,996
Transferable Restricted Shares as of March 31, 2020 (Unaudited)	1,533,996

The expense recognized in income for the year corresponding to the stock option plans for the three-month period ended March 31, 2020 was R$ 1,592 (R$ 2,433 for the three-month period ended March 31, 2019).

27.3. Stock Option Plan – Smiles Fidelidade

During the year ended on March 31, 2020, the Company recognized R$598 in equity referring to the share-based compensation with a corresponding entry in the income statement under personnel expenses (R$811 for the three-month period ended on March 31, 2019).

Additionally, referenced to the Company’s shares, a complementary cash-settled bonus is granted to executives and employees, to strengthen their commitment and productivity with the results. On March 31, 2020, the balance of this obligation totaled R$702 (R$6,079 as of December 31, 2019) recorded under “Salaries”, referenced to 43,892 equivalent Company’s shares. The same amount was recorded under “Personnel Expenses” in the statement of operations (R$1,438 during the three-month period ended March 31, 2019) related to these rights.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

28.      Transactions with Related Parties

28.1. Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	03/31/2020	12/31/2019	03/31/2020	12/31/2019
				(Unaudited)		(Unaudited)

GOL	GLA	Loan	5.46%	886,053	507,408	-	2,121
GAC	GLA	Loan	(*)	1,313,473	1,018,369	454,889	161,229
Gol Finance	GLA	Loan	4.92%	2,721,990	1,914,924	-	-
Total				4,921,516	3,440,701	454,889	163,350

(*) According to the local legislation, the Company applies symbolic interest rates.

In addition to the amounts above, the following table shows the balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Contracts	Interest Rate (p.a.)	03/31/2020	12/31/2019
					(Unaudited)

Gol Finance	Gol	Subscription Bonus (*)	July 2024	-	602,350	602,350
Gol Finance Inc,	GAC	Loan	January 2023	8,64%	1,114,346	1,267,594
Gol Finance	GAC	Loan	March 2025	4,19%	1,265,233	1,061,747
Gol Finance	Gol Finance Inc,	Loan	January 2020	9,83%	159,213	945,721
Gol Finance Inc,	Gol Finance	Loan	July 2020	11,70%	19,307	196,298
Smiles Fidelidade	GLA	Advance ticket purchases	December 2032	5,87%	1,174,996	970,899
Smiles Fidelidade	GLA	Miles Sold	December 2032	-	18,589	32,271
Smiles Fidelidade	GLA	Management Fees	December 2032	-	1,329	1,300
Smiles Fidelidade	GLA	Letter of Indemnity Agreement	-	-	1,115	1,414
Smiles Fidelidade	GLA	Shared Services	December 2032	-	8,013	6,283
Smiles Fidelidade	GLA	Transfer - GLA	December 2032	-	6,209	23,540
Smiles Viagens	Smiles fidelidade	Dividends	December 2032	-	267	267
Smiles Fidelidade	GOL	Dividends	-		54,544	69,548
Total					4,425,511	5,179,232

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired the subscription bonus issued by the Company under the Exchangeable Senior Notes.

28.2. Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below:

•     Mobitrans Administração e Participações S.A.: Business consultancy and advisory services, valid for an indefinite period

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew and employee transportation services between airports, effective until September 30, 2021.

On March 31, 2020, the subsidiary GLA recognized a total expense related to these services of R$2,009 (R$2,758 on March 31, 2019). On the same date, the balance payable to related companies, under “suppliers”, was of R$1,887 (R$1,822 on December 31, 2019), and refers mainly to transportation operations with Viação Piracicabana Ltda.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

28.3. Contracts of Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marron S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda., all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

Such companies are owned by the individuals who control the funds FIP Volutto and Mobi FIA, the main shareholders of the Company

28.4. Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the three-month period ended March 31, 2020, expenses on component maintenance carried out at the AirFrance-KLM workshop were R$171,290 (R$42,363 on March 31, 2019). As of March 31, 2020, the Company has R$142,338 in the “Suppliers” account in current liabilities (R$142,241 as of December 31, 2019).

28.5. Remuneration of Key Management Personnel

	Consolidated
	03/31/2020	03/31/2019
	(Unaudited)

Salaries and Benefits (*)	12,968	20,205
Related Taxes and Charges	1,828	2,127
Share-Based Payments	2,554	2,668
Total	17,350	25,000

(*) Includes compensation for members of the management, audit committee and supervisory board.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	03/31/2020	03/31/2019
	(Unaudited)

Number of members
Board of Directors	9	9
Board of Directors – subsidiary	3	3
Statutory Executive Officers	4	4
Statutory Executive Officers - subsidiary	2	2
Non-Statutory Executive Officers	26	25
Fiscal Council	3	3
Fiscal Council – subsidiary	3	3
Statutory Audit Committee	3	3
Statutory Audit Committee - subsidiary	3	3
Total	56	55

29.      Revenue

	Consolidated
	03/31/2020	03/31/2019
	(Unaudited)

Passenger Transportation (*)	3,026,498	3,129,021
Job Title	100,356	92,233
Mileage Revenue	109,887	102,111
Other Revenue	30,314	28,741
Gross Revenue	3,267,055	3,352,106

Related Tax	(119,328)	(141,298)
Net Revenue	3,147,727	3,210,808

(*) Of the total amount, the amount of R$139,257 in the three-month period ended March 31, 2020 is comprised of revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$122,513 for the three-month period ended in March 31, 2019).

	Consolidated
	03/31/2020%		03/31/2019%
	(Unaudited)

Domestic	2,652,079	84.3	2,688,589	83.7
International	495,648	15.7	522,219	16.3
Net Revenue	3,147,727	100.0	3,210,808	100.0

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

30.      Operating Costs, Selling and Administrative Expenses

	Parent Company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Cost of Services Provided
Personnel	-	-	(453,316)	(431,525)
Fuel and lubricants	-	-	(1,001,138)	(995,186)
Maintenance, Material and Repairs	-	-	(144,321)	(44,294)
Passenger Costs	-	-	(176,041)	(152,145)
Services Provided	-	-	(45,493)	(31,603)
Landing Fees	-	-	(201,742)	(196,577)
Depreciation and Amortization	-	-	(496,290)	(396,112)
Recovery of depreciation costs (c)	-	-	25,962	-
Other Operating Costs	-	-	(87,531)	(54,695)
Total Cost of Services Provided	-	-	(2,579,910)	(2,302,137)

Selling Expenses
Personnel	-	-	(9,429)	(9,820)
Services Provided	-	-	(35,330)	(37,621)
Sales and Marketing	-	-	(118,012)	(133,055)
Other Selling Expenses	-	-	(6,186)	(5,509)
Total Selling Expenses	-	-	(168,957)	(186,005)

Administrative Expenses
Salaries (a)	(1,121)	(1,052)	(132,478)	(132,473)
Services Provided	(2,178)	(3,583)	(93,145)	(80,282)
Depreciation and Amortization	-	-	(31,746)	(9,465)
Administrative and Other	-	-	(70,908)	(2,238)
Total Administrative Expenses	(4,999)	(4,635)	(328,277)	(224,458)

Other Operating Income
Sale-Leaseback Transactions (b)	372,712	7,413	594,587	7,924
Other Operating Expenses	-	-	-	-
Other Operating Income (c)	3,596	10,732	360,251	-
Total Other Operating Income (expenses), Net	376,308	18,145	954,838	7,924

Total	371,309	13,510	(2,122,306)	(2,704,676)

(a)    The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the “Salaries” line item.

(b)    During the period ended March 31, 2020, the Company recorded a net gain of R$594,587 related to the sale-leaseback transaction of 11 aircraft (In the period ended March 31, 2019, the Company recorded a net gain of R$7,924 arising from sale-leaseback operations of 1 aircraft traded in the period).

(c)    See note 1.3, agreement Boeing.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

31.       Financial Income

	Parent Company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
	(Unaudited)		(Unaudited)

Financial Income
Gain on Derivatives	-	49,381	-	51,453
Gains from Financial Investments	5,226	2,484	119,479	30,242
Inflation Indexation	316	374	4,651	24,636
(-) Taxes on Financial Income (a)	(539)	(953)	(13,112)	(7,976)
Unrealized Gains - Conversion Right – ESN (b)	575,357	-	575,357	-
Interest Income	32,727	22,694	-	-
Other	3,829	157	11,871	4,085
Total Financial Income	616,916	74,137	698,246	102,440

Financial Expenses
Loss with Derivatives	-	(19,288)	(354,528)	(30,327)
Derivative Losses - Capped Call (b)	(148,500)	-	(148,500)	-
Unrealized Loss - Conversion Right	(131,033)	(93,691)	(206,556)	(176,429)
Bank Charges and Expenses	(45,386)	(3,829)	(51,285)	(12,318)
Exchange Offer Costs	-	-		-
Losses from Financial Investments	-	-	(57,248)	(9,689)
Interest on Leases	-	-	(138,389)	(119,653)
Other	(9,340)	(29,360)	(41,950)	(39,787)
Total Financial Expenses	(334,259)	(146,168)	(998,456)	(388,203)

Foreign Exchange Rate Change, Net	(721,263)	(15,029)	(2,943,404)	(115,332)

Total	(438,606)	(87,060)	(3,243,614)	(401,095)

(a)   Relates to taxes on financial income (PIS and COFINS), according to Decree 8426 of April 1, 2015.

(b)  See note 34.2.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

32.      Segments

The information below presents the summarized financial position of the reportable operating segments as of March 31, 2020 and December 31, 2019:

32.1. Assets and Liabilities of the Operating Segments

	03/31/2020
	Flight Transportation	Smiles Loyalty Program	Combined Information	Eliminations	Total Consolidated
	(Unaudited)

Assets
Current	3,252,226	2,485,012	5,737,238	(865,626)	4,871,612
Noncurrent	11,324,405	550,423	11,874,828	(1,121,613)	10,753,215
Total Assets	14,576,631	3,035,435	17,612,066	(1,987,239)	15,624,827

Liabilities
Current	11,459,188	1,359,004	12,818,192	(683,752)	12,134,440
Noncurrent	14,154,744	414,457	14,569,201	(639,369)	13,929,832
Total Equity (Deficit)	(11,037,301)	1,261,974	(9,775,327)	(664,118)	(10,439,445)
Total Liabilities and Equity (Deficit)	14,576,631	3,035,435	17,612,066	(1,987,239)	15,624,827

	12/31/2019
	Flight Transportation	Smiles Loyalty Program	Combined Information	Eliminations	Total Consolidated
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Noncurrent	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total Assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Noncurrent	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Total Equity (Deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total Liabilities and Equity (Deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

32.2. Results of the operating segments

	03/31/2020
	Flight Transportation	Smiles Loyalty Program	Combined Information	Eliminations	Total Consolidated
	(Unaudited)

Net Revenue
Passenger	2,877,677	-	2,877,677	63,656	2,941,333
Cargo and Other	118,385	-	118,385	(21.878)	206,394
Mileage Revenue	-	171,331	171,331	(61,444)	-
Total net revenue (a)	2,996,062	171,331	3,167,393	(19,666)	3,147,727

Cost of Services Provided (b)	(2,585,498)	(24,002)	(2,609,500)	29,590	(2,579,910)
Gross Profit	410,564	147,329	557,893	9,924	567,817

Operating Income (Expenses)
Selling Expenses	(135,699)	(33,258)	(168,957)	-	(168,957)
Administrative Expenses (c)	(300,669)	(39,053)	(339,722)	11,445	(328,277)
Other Operating Income, Net	951,342	3,496	954,838	-	954,838
Total Operating Expenses	514,974	(68,815)	446,159	11,445	457,604

Equity Results	43,737	-	43,737	(43,737)	-

Operating Result Before Net Financial Result and Income Taxes	969,275	78,514	1,047,789	(22,368)	1,025,421

Financial Income (Expenses)
Financial Income	689,137	22,591	711,728	(13,482)	698,246
Financial Expenses	(1,004,086)	(9,852)	(1,013,938)	15,482	(998,456)
Financial Revenues (Expenses), Net	(314,949)	12,739	(302,210)	2,000	(300,210)

Income Before the Exchange Rate Change, Net	654,326	91,252	745,579	(20,368)	725,211

Foreign Exchange Rate Change, Net	(2,938,694)	(2,772)	(2,941,466)	(1,938)	(2,943,404)

Income (Loss) Before Income Taxes	(2,284,368)	88,481	(2,195,887)	(22,306)	(2,218,193)

Income and Social Contribution Taxes	(3,901)	(32,229)	(36,130)	(7,286)	(43,416)
Net Income (Loss) for the Period	(2,288,269)	56,252	(2,232,017)	(29,592)	(2,261,609)

Net Income Attributable to Equity Holders of the Parent Company	(2,288,269)	29,592	(2,258,677)	(29,592)	(2,288,269)
Participation of Non-Controlling Interests	-	26,660	26,660	-	26,660

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

	03/31/2019
	Flight Transportation	Smiles Loyalty Program	Combined Information	Eliminations	Total Consolidated
Net Revenue
Passenger	2,909,297	-	2,909,297	124,256	3,033,553
Cargo and Other	99,272	-	99,272	(3,150)	96,122
Mileage Revenue	-	240,567	240,567	(159,434)	81,133
Total net revenue (a)	3,008,569	240,567	3,249,136	(38.328)	3,210,808

Cost of Services Provided	(2,291,567)	(17,224)	(2,308,791)	6,654	(2,302,137)
Gross Profit	717,002	223,343	940,345	(31,674)	908,671

Operating Income (Expenses)
Selling Expenses	(211,004)	(28,167)	(239,171)	53,166	(186,005)
Administrative Expenses (c)	(186,683)	(30,401)	(217,084)	(7,374)	(224,458)
Other Operating Income (expenses), Net	7,924	914	8,838	(914)	7,924
Total Operating Expenses	(389,763)	(57,654)	(447,417)	44,878	(402,539)

Equity Results	84,002	-	84,002	(83,924)	78

Operating Result Before Net Financial Result and Income Taxes	411,241	165,689	576,930	(70,720)	506,210
Financial Income (Expenses)
Financial Income	89,857	34,908	124,765	(22,325)	102,440
Financial Expenses	(409,666)	(862)	(410,528)	22,325	(388,203)
Financial Revenues (Expenses), Net	(319,809)	34,046	(285,763)	-	(285,763)

Income Before the Exchange Rate Change, Net	91,432	199,735	291,167	(70,720)	220,447

Foreign Exchange Rate Change, Net	(116,161)	20	(116,141)	809	(115,332)

Income (Loss) Before Income Taxes	(24,729)	199,755	175,026	(69,911)	105,115

Income and Social Contribution Taxes	(7,578)	(57,841)	(65,419)	(4,490)	(69,909)
Net Income (Loss) for the Period	(32,307)	141,914	109,607	(74,401)	35,206

Net Income Attributable to Equity Holders of the Parent Company	(32,307)	74,401	42,094	(74,401)	(32,307)
Participation of Non-Controlling Interests	-	67,513	67,513	-	67,513

(a)   Eliminations are entirely related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization charges totaling R$496,290 in the three-month period ended March 31, 2020 (R$396,112 in the three-month period ended March 31, 2019) allocated to the following segments (R$489,703 for air transportation and R$6,587 for the Smiles loyalty program (R$391,527 and R$4,585 in the three-month period ended March 31, 2019, respectively).

(c)   Includes depreciation and amortization charges totaling R$31,746 in the three-month period ended March 31, 2020 (R$9,465 for the three-month period ended March 31, 2019), allocated to the following segments: R$30,578 for air transportation and R$898 for Smiles loyalty program (R$8,616 and R$849 in the three-month period ended March 31, 2019, respectively).

33.      Commitments

On March 31, 2020, the Company had 95 firm commitments for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm commitments in the current quarter considers an estimate of contractual discounts, and corresponds to approximately R$26,739,541 (corresponding to US$5,143,505 on the balance sheet date) and are segregated as follows:

03/31/2020
(Unaudited)
2023	3,607,188
2024 onwards	23,132,353
Total	26,739,541

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

34.      Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using swaps, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The details regarding the way the Company conducts risk management was broadly and in detail presented in the financial statements for the year ended December 31, 2019, and there have been no changes since.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

34.1. Accounting Classifications of Financial Instruments

The accounting classifications of the Company’s consolidated financial instruments on March 31, 2020 and December, 31 2019 are as follows:

	Parent Company				Consolidated
	Measured at Fair Value through Profit or Loss		Amortized Cost (c)		Measured at Fair Value through Profit or Loss		Amortized Cost (c)
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Assets
Cash and Cash Equivalents	-	-	438,663	1,016,746	1,591	5,505	657,436	1,639,920
Short-Term Investments	514	673	-	-	1,133,502	953,762	-	-
Restricted Cash	6,545	6,399	-	-	1,199,774	444,306	-	-
Derivative Assets	14,127	143,969	-	-	14,127	147,469	-	-
Trade Receivables	-	-	-	-	-	-	791,841	1,229,530
Securities and values receivable	-	-	446,942	-	-	-	446,942	-
Deposits (a)	-	-	68,097	51,055	-	-	1,550,447	1,126,609
Related Parties	-	-	4,921,516	3,440,701	-	-	-	-
Other Assets	-	-	66,297	79,587	-	-	176,419	140,006

Liabilities
Debt (b)	141,588	626,557	7,215,161	5,968,583	141,588	626,557	9,382,101	7,783,284
Suppliers	-	-	16,834	19,116	-	-	1,329,022	1,296,417
Suppliers - Forfaiting	-	-	-	-	-	-	781,600	554,467
Derivatives	-	-	-	-	768,201	20,350	-	-
Payables to related parties	-	-	454,889	163,350	-	-	-	-
Airport fees and charges	-	-	-	-	-	-	779,939	728,339
Leases	-	-	-	-	-	-	7,418,654	6,052,780
Other Liabilities	-	-	23,393	23,501	-	-	103,256	164,709

(a)    Excludes judicial deposits, as described in Note 15.

(b)    The amount on March 31, 2020 and December 31, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 19. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

During the year quarter ended March 31, 2020, there was no change on the classification between categories of the financial instruments.

34.2. Derivative and Non-Derivative Financial Instruments

The Company’s derivative financial instruments were recorded in the following balance sheet items:

	Derivatives					Non-Derivative
	Fuel	Interest Rate Risk	Foreign Currency Risk	Capped Call	ESN (**)	Revenue Hedge	Total
Fair Value Variations:
Derivative Rights (Obligations) on December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Gains (losses) Recognized in Profit or Loss	-	-	18,300	(148,500)	575,357	-	445,157
Gains (losses) recognized as exchange variation	-	-	-	18,658	(90,388)	-	(71,730)
Gains (losses) recognized in other comprehensive income (loss)	(880,412)	-	-	-	-	-	(880,412)
Settlements (Payments Received) During the Period	132,561	-	(21,800)	-	-	-	110,761
Derivative Assets (Liabilities) at March 31, 2020 (Unaudited)	(768,201)	-	-	14,127	(141,588)	-	(895,662)

Changes in Other Comprehensive Income (Loss)
Balances on December 31, 2019	(53,242)	(311,365)	-			(165,436)	(530,043)
Amounts transferred from income statement	(880,412)	-	-			-	(880,412)
Adjustments of Hedge Accounting of Revenue	-	-	-			(931,086)	(931,086)
Reversal to Profit or Loss	109,145	2,108	-	-	-	40,685	151,938
Derecognition of hedge	291,925	-	-			290,346	582,271
Balances at March 31, 2020 (Unaudited)	(532,584)	(309,257)	-			(765,491)	(1,607,332)

Effect on Profit or Loss	(401,070)	(2,108)	18,300	(129,842)	484,969	600,055	570,304

Classification of Effects on Income	Classification	03/31/2020
		(Unaudited)
Revenue hedge	Net revenue	(16,086)
Revenue hedge	Financial expense	616,141
Fuel	Costs	(28,902)
Fuel	Financial expense	(372,168)
Lease	Financial expense	(2,108)
Unrealized Losses with Conversion Right – ESN	Financial expense	575,357
Unrealized Losses with Conversion Right – ESN	Exchange variation	(90,388)
Derivative Losses - Capped Call	Financial expense	(148,500)
Derivative Losses - Capped Call	Exchange variation	18,658
Foreign Exchange Rate Change, Net	Exchange variation	18,300
Total assets		570,304

The Company may adopt hedge accounting for derivatives contracted to hedge the cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). On March 31, 2020, the Company adopts as a cash flow hedge to protect the interest rates (predominantly Libor), and to protect the aviation fuel and future income in US dollar.

As disclosed in Note 1.1, because of the reduction in operations due to the adoption of the essential network, the Company discontinued the hedge relations of operations designated as cash flow hedges, as a previously estimated drop in fuel consumption is expected. Accordingly, we transferred the amount of R$291,925 from the “equity appraisal adjustment” group in equity to “financial losses” as “derivative losses”.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

Additionally, because of the temporary interruption of all international flights, the Company also discontinued the hedge relations of hedge accounting operations used to protect future revenues in foreign currency (hedged object), using leasing contracts as hedge instruments. That said, we transferred from the “equity valuation adjustment” group in shareholders’ equity to the financial result as “exchange variation expenses” the amount corresponding to R$290,346.

34.3. Market Risks

34.3.1. Fuel

The price of aircraft fuel varies depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, on March 31, 2020, the Company had call options and Collar, Brent and WTI derivatives. During the three-month period ended March 31, 2020, the Company recognized total losses in the income statement in the total amount of R$401,071 related to fuel derivatives (as at March 31, 2019, the Company recognized total losses in the statement of income) result in the total amount of R$18,190).

34.3.2. Interest Rate

The Company is exposed to future leasing operations, whose installments to be paid are exposed to the variation of the Libor rate until the receipt of the aircraft. To mitigate such risks, the Company may use derivative financial instruments of the Libor interest rate swap type. During the three-month period ended March 31, 2020, the Company recognized a total loss from interest hedge transactions in the amount of R$2,108 (loss of R$4,851 in the three-month period ended March 31, 2019).

34.3.3. Foreign Currency Risk

The foreign exchange risk arises from the possibility of unfavorable exchange rate variations to which the Company’s liabilities or cash flow are exposed. During the three-month period ended March 31, 2020, the Company recognized a total gain from foreign exchange hedge operations in the amount of R$18,300 (as of March 31, 2019 the gain recognized in the result was R$1,978).

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	(Unaudited)		(Unaudited)

Assets
Cash, Equivalents, Short-Term Investments and Restricted Cash	438,049	647,671	1,327,049	1,035,802
Trade Receivables	-	-	210,828	202,363
Securities receivable	446,942	-	446,942	-
Recoverable Taxes	-	-	10,451	5,312
Deposits	65,850	51,056	1,550,447	1,126,609
Derivative Assets	14,127	143,969	14,127	147,469
Total Assets	964,968	842,696	3,559,844	2,517,555

Liabilities
Short and Long-Term Debt	(7,356,748)	(6,595,140)	(8,943,116)	(7,831,116)
Suppliers	(4,551)	(3,164)	(550,313)	(462,636)
Derivatives	-	-	(768,201)	(20,350)
Operating Leases	-	-	(7,374,984)	(6,007,973)
Total Liabilities	(7,361,299)	(6,598,304)	(17,636,614)	(14,322,075)

Exchange Exposure	(6,396,331)	(5,755,335)	(14,076,769)	(11,804,517)

Commitments Not Recorded in the Statements of Financial Position
Future Commitments Resulting from Firm Aircraft Orders	(26,739,541)	(65,779,883)	(26,739,541)	(65,779,883)
Total	(26,739,541)	(65,779,883)	(26,739,541)	(65,779,883)

Total Foreign Currency Exposure - R$	(33,135,872)	(71,535,491)	(40,816,310)	(77,584,400)
Total Foreign Currency Exposure - US$	(6,373,877)	(17,747,659)	(7,851,253)	(19,248,369)
Exchange Rate (R$/US$)	5.1987	4.0307	5.1987	4.0307

The Company is mainly exposed to the variation of the U.S. dollar.

34.3.4. Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17, and July 17, 2019, contracted private derivative operations (“capped call”) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense with capped call operations in the amount of R$129,842, comprising R$148,500 of changes in fair value, net of R$18,658 of exchange rate variation, for the three-month period ended March 31, 2020 (R$19,288 as of March 31, 2019).

34.4. Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody’s (between AAA and AA-), pursuant to risk management policies.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company’s obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.5. Liquidity Risk

The maturity schedules of the Company’s consolidated financial liabilities on March 31, 2020, and December 31, 2019 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 Years	Total
	(Unaudited)

Short and Long-Term Debt	228,440	1,750,500	7,265,186	2,367,863	11,611,989
Suppliers	16,834	-	-	-	16,834
At March 31, 2020	245,274	1,750,500	7,265,186	2,367,863	11,628,823

Short and Long-Term Debt	200,598	1,413,645	6,587,415	1,923,019	10,124,677
Suppliers	19,116	-	-	-	19,116
At December 31, 2019	219,714	1,413,645	6,587,415	1,923,019	10,143,793

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
	(Unaudited)

Short and Long-Term Debt	636,898	2,089,696	7,956,408	2,465,682	13,148,684
Leases	1,034,991	746,441	4,067,733	1,569,489	7,418,654
Suppliers	1,272,819	-	56,203	-	1,328,603
Suppliers - Forfaiting	781,600	-	-	-	782,019
Derivatives	702,604	-	65,597	-	768,201
At March 31, 2020	4,428,912	2,836,137	12,145,941	4,035,171	23,446,161

Short and Long-Term Debt	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - Forfaiting	554,467	-	-	-	554,467
Derivatives	9,080	-	11,270	-	20,350
At December 31, 2019	4,219,655	2,743,206	13,402,943	2,857,852	23,223,656

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

34.6. Sensitivity Analysis of Financial Instruments

34.6.1. Foreign Currency Risk

On March 31, 2020, the Company adopted an exchange rate change of R$5.1987/US$1.00, corresponding to the month’s closing rate disclosed by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure on March 31, 2020:

		Parent Company	Consolidated
	Exchange Rate	Effect on Profit or Loss	Effect on Profit or Loss
Net Liabilities Exposed to the Risk of Appreciation of the U.S. Dollar	5.1987	6,396,331	14,076,769
	(Unaudited)

Dollar Depreciation (-50%)	2.5994	3,198,166	7,038,385
Dollar Depreciation (-25%)	3.8990	1,599,083	3,519,192
Dollar Appreciation (+25%)	6.4984	(1,599,083)	(3,519,192)
Dollar Appreciation (+50%)	7.7981	(3,198,166)	(7,038,385)

34.6.2. Fuel Risk

On March 31, 2020, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 71% of 12-month consumption, protection equivalent to 61% of 24-month consumption. The probable scenarios used by the Company are the market curves at the close of March 31, 2020, for derivatives that hedge the fuel price risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Price barrel	22.44
	(Unaudited)

Decline in Prices/Barrel (-50%)	18.00	(1,644,663)
Decline in Prices/Barrel (-25%)	26.99	(1,225,805)
Increase in Prices/Barrel (+25%)	44.99	(237,030)
Increase in Prices/Barrel (+50%)	53.99	394,231

34.6.3. Interest Rate Risk

On March 31, 2020, the Company holds financial investments and financial liabilities indexed to several rates and positions in Libor derivatives. In its sensitivity analysis of non- derivative financial instruments, it was considered the impacts on the yearly interest of the exposed values on March 31, 2020 (see Note 19) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

	Short-term Investments Net of Financial Debt (a)
Risk	Increase in the CDI Rate	Increase in the CDI Rate
	(Unaudited)

Reference Rates	3.65%	1.45%
Exposure Amount (Probable Scenario) (b)	941.592	(1.564.663)
Remote Favorable Scenario (-50%)	(926,137)	1,541,968
Possible Favorable Scenario (-25%)	7,727	(11,348)
Possible Adverse Scenario (+25%)	3,864	(5,674)
Remote Adverse Scenario (+50%)	(3,864)	5,674

(a)  Total invested and raised in the financial market at the CDI rate and Libor interest rate.

(b)  Book balances recorded as of March 31, 2020.

Measurement of the Fair Value of Financial Instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•      Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;

•      Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•      Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on March 31, 2020 and December 31, 2019:

	Parent Company
		03/31/2020		12/31/2019
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
	(Unaudited)

Short-Term Investments	Level 1	514	514	673	673
Restricted Cash	Level 2	6,545	6,545	6,399	6,399
Rights with derivative transactions	Level 2	14,127	14,127	143,969	143,969
Derivative Assets	Level 2	(141,587)	(141,587)	(626,557)	(626,557)

	Consolidated
		03/31/2020		12/31/2019
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
	(Unaudited)

Cash and Cash Equivalents	Level 1	1,591	1,591	5,505	5,505
Short-Term Investments	Level 1	1,133,502	1,133,502	953,762	953,762
Restricted Cash	Level 2	1,199,774	1,199,774	444,306	444,306
Derivative Assets	Level 2	14,127	14,127	147,469	147,469
Fair Value Adjustment of Derivatives	Level 2	(141,587)	(141,587)	(626,557)	(626,557)
Derivatives Liabilities	Level 2	(768,201)	(768,201)	(20,350)	(20,350)

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

34.7.         Capital Management

The Company seeks capital alternatives with the purpose to meet its operational needs, with the goal to achieve a capital structure the considers the due parameters for financial costs and the maturity terms of funding and its guarantees. The Company monitors its financial leverage degree, which corresponds to the net debt, including short- and long-term. The table below shows the financial leverage:

	Consolidated
	03/31/2020	12/31/2019
	(Unaudited)

Total Loans and Financing	(9,523,689)	(8,409,841)
Total Leases to Pay	(7,418,654)	(6,052,780)
(-) Cash and Cash Equivalents	739,386	1,645,425
(-) Financial Investments	1,053,143	953,762
Net Debt	(15,149,814)	(11,863,434)

35.      Non-cash Transactions

	Parent Company
	03/31/2020	03/31/2019
	(Unaudited)

Initial Adoption - IFRS 16 (Investments / Accumulated Losses)	-	2,436,334
Share-Based Compensation (Investments / Share-Based Compensation)	(5,475)	-
Unrealized Results from Derivatives (Investments / Equity Valuation Adjustment)	1,077,289	-
Actuarial Losses from Post-Employment Benefits	-	46,496
Interest on Shareholders’ Equity to be Distributed, Net of Taxes (Investments/ISE)	-	8,338
Dividends (Investments / Dividends)	-	228,359
Boeing agreement - exchange rate variation (Exchange rate variation / Related parties / Receivables / Fixed assets)	383,900	-

	Consolidated
	03/31/2020	03/31/2019
	(Unaudited)

Initial Adoption - IFRS 16	-	2,436,334
Actuarial Losses from Post-Employment Benefits	-	46,496
Interest on Shareholders’ Equity to be Distributed, Net of Taxes	-	(7,512)
Dividends	-	238,359
Write-off of Lease Agreements	(58,402)	3,501
Acquisition of Property, Plant and Equipment through Financing (Fixed Assets / Loans and Financing)	25,794	114,623
Guarantee Deposits (Deposits / Leases Payable)	-	(476)
Maintenance Reserve (Deposits / Leases Payable)	-	(1,692)
Right to Use Flight Equipment (Fixed Assets / Leases Payable)	45,653	-
Provision for aircraft return (Fixed assets / Provisions)	(78,062)	-
Unrealized income from derivatives (right with derivatives / equity valuation adjustment)	880,412	-
Boeing Agreement - exchange rate variation (Exchange rate / Fixed assets)	136,962	-

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

36.      Liabilities from Financing Activities

The movements for the three-month periods ended March 31, 2020 and 2019 of the liabilities of the Company’s financing activities are shown below:

36.1. Parent Company

	03/31/2020
				Adjustment to profit
	Opening balance	Cash flow	Payment of interest and loan costs	Exchange variations, net	Provision for lost and cost amortization	Unrealized derivatives results	Closing balance
	(Unaudited)

Loans and financing	6,595,140	(405,878)	(207,971)	1,817,034	133,781	(575,357)	7,356,749

	03/31/2019
				Adjustment to profit
	Opening balance	Cash flow	Payment of interest and loan costs	Exchange variations, net	Provision for interest and cost amortization	Unrealized derivatives results	Closing balance
Loans and financing	4,659,102	1,071,625	(145,580)	18,562	86,460	(49,381)	5,640,788

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

36.2. Consolidated

				03/31/2020
					Variations not affecting cash		Adjustment to profit
	Opening Balance	Cash Flow	Payment of interest and loan costs	Obligations from derivatives transactions	Provision for property, plant and equipment	Acquisition of property, plant and equipment through financing	Exchange variations, net	Provision for interest and cost amortization	Unrealized derivatives results	Other	Closing Balance
	(Unaudited)

Loans and financing	8,409,841	(441,414)	(220,930)	-	-	25,794	2,172,016	153,739	575,357-	-	9,523,689
Leases payable	6,052,780	(421,714)	(4,530)	-	-	-	1,694,437	141,532	-	(43,851)	7,418,654
Obligations from derivatives transactions	20,350	-	-	747,851	-	-	-	-	-	-	768,201

							03/31/2019
							Variations not affecting cash		Adjustment to profit
	Opening Balance	Cash Flow	First-time adoption adjustment CPC 06 (R2)	JSCP distributed through subsidiary Smiles	Payment of interest and loan costs	Obligations from derivatives transactions	Provision for property, plant and equipment	Acquisition of property, plant and equipment through financing	Exchange variations, net	Provision for interest and cost amortization	Unrealized derivatives results	Other	Closing Balance
Loans and financing	6,443,807	880,808	-	-	(169,679)	-	-	114,623	28,553	119,037	(49,381)	-	7,367,768
Leases payable	912,145	(354,926)	5,370,868	-	(5,965)	-	-	232,513	40,863	122,778	-	(2,168)	6,316,108
Other obligations	147,239	(7,371)	-	8,249	-	-	-	-	-	-	-	(2,338)	512

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

37.      Insurance Coverage

On March 31, 2020, the most relevant insurance coverage, by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, together with the insurance coverage of the subsidiary Smiles, are as follows:

	In thousands of R$	In thousands of US$
	(Unaudited)

GLA
Warranty - Hull/War	441,890	85,000
Civil Liability per Event/Aircraft (a)	3,899,025	750,000
Inventories (local) (b)	1,299,675	250,000
Smiles
Rent Guarantee (Cond. Rio Negro - Alphaville)	1,318	-
D&O Liability Insurance	100,000	-
Fire (Property Insurance Cond. Rio Negro - Alphaville)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b) Values per incident and annual aggregate.

Pursuant to Law 10.744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

38.       Subsequent Events (Unaudited)

38.1. Impacts due to the COVID-19 Pandemic

As disclosed in note 1.1, the pandemic unleashed by COVID-19 is responsible for major disruptions in the global economic activity and has onset an unprecedented crisis.

Given this scenario, the Company adopted several measures in April, mainly to reduce fixed and variable costs, preserve the cash and strengthen the liquidity position. These measures are highly complex and have significant impacts on the Company’s business and were presented in detail in note 1.1 and its sub-items.

38.2. Change in the Maturity of the Debentures and Early Waiver Granted

On April 9, 2020, the Debenture Holders’ Meeting decided to postpone the amortization of debentures totaling R$148 million, originally scheduled to occur from March 28 to September 28, 2021. On this date, the Meeting also granted a  waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current readings will remain in force as of the fiscal year of 2021

38.3. Renegotiation of Lease Agreements

In April 2020, the Company renegotiated 15 aircraft and engine lease agreements.

Notes to the Preliminary Quarterly Information

(without independent auditors’ limited review report)

For the three-month period ended March 31, 2020.

(In thousands of Reais - R$, except when otherwise indicated)

Considering that there is no change in the total payment flow of these aircraft, since we have only delayed some lease installments until January / 2021, we will not have impacts recorded in the financial statements in the subsequent period, other than of interest total of R $ 644.

There was no change in the discount rates previously adopted due to renegotiations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.